                                                Filed Pursuant to Rule 424(b)(1)
                                                Registration No. 333-2229

                           [SHOWBIZ PIZZA TIME LOGO]

                                3,200,000 Shares
                                  Common Stock
                                ($.10 par value)
                               ------------------

All of the 3,200,000 shares of common stock, par value $.10 per share ("Common
   Stock"), of ShowBiz Pizza Time, Inc. ("ShowBiz" or the "Company") being offered hereby (the "Shares") are being sold by The Hallwood Group
         Incorporated and its affiliates (collectively, the "Selling
       Stockholders"). See "Selling Stockholders." The Company will not receive any of the proceeds from the sale of the Shares. The
         Common Stock is traded on The Nasdaq Stock Market's National
          Market ("NNM") under the symbol "SHBZ." On March 19, 1997, the last reported sale price of the Common Stock on
       the NNM was $17.875 per share. See "Price Range of Common Stock and Dividend Policy."

FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH
  AN INVESTMENT IN THE COMMON STOCK, SEE "RISK FACTORS" BEGINNING ON PAGE 6.

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
          SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
           COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
                                 PROSPECTUS.

          ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                                            Underwriting         Proceeds to
                                                            Price to        Discounts and          Selling
                                                             Public          Commissions       Stockholders(1)
                                                            --------        -------------      ---------------
Per Share............................................        $16.50             $.82               $15.68
Total (2)............................................     $52,800,000        $2,624,000          $50,176,000

(1) Before deduction of expenses payable by the Company and the Selling Stockholders, estimated at $500,000.

(2) The Selling Stockholders have granted the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase a maximum of 454,746 additional shares of Common Stock from the Selling Stockholders to cover over-allotments of shares. If the option is exercised in full, the total Price to Public will be $60,303,309, Underwriting Discounts and Commissions will be $2,996,892, and Proceeds to Selling Stockholders will be $57,306,417.

     The Shares are offered by the several Underwriters when, as and if delivered to and accepted by the Underwriters and subject to their right to reject orders in whole or in part. It is expected that the Shares will be ready for delivery on or about March 26, 1997 against payment in immediately available funds.

CREDIT SUISSE FIRST BOSTON                  PRINCIPAL FINANCIAL SECURITIES, INC.

                        Prospectus dated March 20, 1997

    [Picture of costumed characters in front of a typical Chuck E. Cheese's restaurant.]

                   ------------------------------------------

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE SECURITIES OFFERED HEREBY, INCLUDING OVER-ALLOTMENT, STABILIZING TRANSACTIONS, SYNDICATE SHORT COVERING TRANSACTIONS, PENALTY BIDS AND PASSIVE MARKET MAKING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                                    SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and Consolidated Financial Statements, including the notes thereto, appearing elsewhere in this Prospectus. Unless otherwise indicated, all information in this Prospectus (i) assumes that there will be no exercise of the over-allotment option and (ii) reflects a three-for-two stock split with respect to the Common Stock effected on May 22, 1996. Unless otherwise indicated, all references herein to "ShowBiz" and the "Company" mean ShowBiz Pizza Time, Inc. and its wholly-owned subsidiaries. All references herein to the Company's "restaurant/entertainment centers," "restaurants," "stores" and "locations" shall have the same meanings. References herein to "comparable store sales" shall mean sales for Company-owned restaurants that were open during all of the relevant comparable prior period.

                                  THE COMPANY

     The Company is engaged in developing, operating and franchising a system of family-oriented restaurant/entertainment centers under the name Chuck E. Cheese's Pizza ("Chuck E. Cheese's"). Management believes that the Company is one of the leading operators of family-oriented restaurant/entertainment centers in the United States. According to independent national research, Chuck E. Cheese's restaurants and the Company's namesake character, Chuck E. Cheese, are widely known by families with young children. In two recent national surveys of children between the ages of six and eight, the Chuck E. Cheese character placed in the top 10% of approximately 400 characters and the top 7.5% of approximately 640 characters included in the surveys in terms of image recognition and popularity. As of December 27, 1996, the Company and its franchisees operated 314 locations in 44 states in the United States, Canada, Chile and Guatemala, including 244 Company-operated locations in the United States. The Company estimates that in 1996 Company-operated and franchised stores had over 50 million customer visits, including 30 million by children.

     Chuck E. Cheese's restaurants typically occupy 8,000 to 14,000 square feet and are divided into three areas: a kitchen and related areas occupying approximately 35% of the premises, a dining area and showroom occupying approximately 25% of the premises, and an activity area occupying approximately 40% of the premises. All food is prepared fresh daily in the kitchen. The menu includes a variety of pizzas, a salad bar, sandwiches, desserts and other items. Customers order from a central cashier and food is delivered to them at their table. The dining area, which typically seats 250 to 375 customers, is also the setting for a robotic musical stage show featuring Chuck E. Cheese and other life-sized characters. The activity area offers games and rides which can be used with tokens purchased in the restaurant, as well as ceiling-suspended tubes and tunnels (SkyTubes) and other free activities. Most games dispense tickets which may be redeemed for prize merchandise such as toys and dolls.

     Following a period of steady growth from 1987 to 1992, the Company began experiencing declining comparable store sales in 1993. In response to this decline, the Company began implementing a number of strategic initiatives in 1994 designed to increase the Company's competitive position in the industry and improve the financial performance of its restaurants. The key element of these strategic initiatives has been the remodeling and repositioning of the Company's existing store locations. From March 1994 to December 1996, the Company remodeled 223 of its 244 Company-operated stores at an average cost of $315,000 per store. The remodeling program has resulted in significant sales growth in the remodeled stores, with these stores experiencing average sales growth of approximately 18% during the first year after the remodeling and approximately 3% sales growth the following year. Based upon the sales growth experienced to date in its remodeled stores, management believes that the remodeled stores, including the 68 stores completed in the last six months of 1996, will have a positive impact on the Company's revenues in 1997.

                                  THE OFFERING

Common Stock Offered by the
Selling Stockholders..........   3,200,000 shares

Common Stock Outstanding
before and after the
  Offering....................   18,518,867 shares(1)

Use of Proceeds...............   The Company will not receive any proceeds from
                                 the sale of Shares by the Selling Stockholders.

Nasdaq National Market
Symbol........................   SHBZ

Risk Factors..................   Prospective investors should carefully consider
                                 all the information set forth in this
                                 Prospectus and, in particular, should evaluate
                                 the specific factors set forth under "Risk
                                 Factors" before purchasing any of the Shares.
---------------

(1) Excludes 1,010,511 shares of Common Stock issuable upon exercise of options outstanding at December 27, 1996.

                      SUMMARY FINANCIAL AND OPERATING DATA

                                                                              YEAR ENDED
                                                              ------------------------------------------
                                                              DECEMBER 30,   DECEMBER 29,   DECEMBER 27,
                                                                  1994           1995           1996
                                                              ------------   ------------   ------------
                                                               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE
                                                                               AMOUNTS)
STATEMENT OF OPERATIONS DATA:
  Revenues..................................................    $268,515       $263,783       $293,990
  Costs and expenses........................................     265,402        263,408        271,769
  Income before income taxes................................       3,113            375         22,221
  Income taxes..............................................       2,437            312          9,000
  Net income................................................         676             63         13,221
  Net income (loss) per share(1)............................         .02           (.02)           .70
OTHER DATA:
  EBITDA(2).................................................    $ 27,721       $ 25,941       $ 49,966
  Capital expenditures......................................      29,421         28,277         51,719
BALANCE SHEET DATA (AT PERIOD END):
  Total assets..............................................    $188,308       $199,010       $216,580
  Long-term obligations(3)..................................      33,223         39,244         39,571
  Stockholders' equity......................................     125,515        126,487        141,476
STORE DATA:
  Stores open at period end:
    Company-operated(4).....................................         226            226            244
    Franchised..............................................         106             93             70
                                                                --------       --------       --------
         Total..............................................         332            319            314
  Comparable store sales increase (decrease)(5).............        (5.8)%         (1.4)%          9.8%

---------------

(1) Per share information is calculated after the payment of dividends on shares of redeemable preferred stock and reflects a three-for-two stock split in the form of a 50% stock dividend of shares of Common Stock effected on May 22, 1996.

(2) Earnings before interest income, interest expense, (gain) loss on property transactions, depreciation, amortization and income taxes.

(3) Includes current and long-term portions of long-term debt, redeemable preferred stock and other long-term liabilities.

(4) Does not include 27 Monterey's Tex-Mex Cafe restaurants that were sold by the Company effective May 4, 1994.

(5) Comparable store sales are calculated using sales of Company-owned stores which were open for the full prior period.

                              RECENT DEVELOPMENTS

OPERATING RESULTS FOR THE FOURTH QUARTER AND FISCAL YEAR ENDED DECEMBER 27, 1996

     Revenues increased by 15.5% to $70.9 million for the fourth quarter ended December 27, 1996 from $61.4 million for the fourth quarter ended December 29, 1995 due to a 9.9% increase in comparable store sales for the fourth quarter of 1996. Management believes that several factors contributed to the comparable store sales increase with the primary factor being sales increases at repositioned restaurants. Net income increased to $2.2 million for the fourth quarter of 1996 from a loss of $1.4 million for the fourth quarter of 1995. The Company's primary and fully-diluted earnings per share was $.12 per share in the fourth quarter of 1996 compared to a loss of $.08 per share in the fourth quarter of 1995.

     Revenues increased by 11.5% to $294.0 million for the fiscal year ended December 27, 1996 from $263.8 million for the fiscal year ended December 29, 1995 primarily due to a 9.8% increase in comparable store sales for 1996. In addition, the Company purchased 19 restaurants from its largest franchisee in September 1996. Net income increased to $13.2 million in 1996 compared to $63,000 in 1995. The Company's primary and fully diluted earnings per share increased to $.70 per share in 1996 compared to a loss of $.02 per share in 1995.

BOARD COMPOSITION UPON CLOSING OF THE OFFERING

     In connection with the sale of the Shares being offered hereby by The Hallwood Group Incorporated ("Hallwood"), one of the Selling Stockholders, it is anticipated that Charles A. Crocco, Jr., Anthony J. Gumbiner, Robert L. Lynch,
J. Thomas Talbot and Brian M. Troup, each of whom is affiliated with Hallwood, will resign from the Company's Board of Directors upon the closing of the offering. It is anticipated that after the closing of the offering, the number of directors constituting the entire Board of Directors of the Company will be reduced to seven from nine, and that the four directors remaining after these resignations will elect three new directors to fill the vacancies created by these resignations.

                                  RISK FACTORS

     Prospective investors should consider carefully the following factors in addition to other information included in this Prospectus before purchasing any of the Shares.

IMPLEMENTATION OF GROWTH STRATEGIES

     The Company's continued growth depends, to a significant degree, on its ability to successfully implement its growth strategies. Among such strategies, the Company plans to continue to open new stores in selected markets. The opening and success of such new Chuck E. Cheese's restaurant/entertainment centers will depend on various factors, including the availability of suitable sites, the negotiation of acceptable lease terms for such locations, the ability to meet construction schedules, the ability of the Company to manage such expansion and hire and train personnel, as well as general economic and business conditions. The ability of the Company to successfully open new stores will also depend upon the availability of sufficient funds for such purpose, including funds from operations, the Company's existing credit facility, future debt financings, future equity offerings or a combination thereof. There can be no assurance that the Company will be successful in opening and operating the number of anticipated new stores on a timely or profitable basis. The Company's growth is also dependent on management's ability to continually evolve and update the Company's concept to anticipate and respond to changing customer needs and competitive conditions. There can be no assurance that management will be able to successfully anticipate changes in competitive conditions or customer needs or that the market will accept the Company's concepts.

RESTAURANT/ENTERTAINMENT INDUSTRY

     The restaurant/entertainment industry is affected by national, regional and local economic conditions, demographic trends and consumer tastes. The performance of individual restaurants may be affected by factors such as traffic patterns and the type, number and location of competing restaurants. Dependence on frequent deliveries of fresh food products also subjects food service businesses, such as the Company, to the risk that shortages or interruptions in supply caused by adverse weather or other conditions could adversely affect the availability, quality and cost of ingredients. In addition, factors such as inflation, increased food, labor and employee benefit costs and the availability of experienced management and hourly employees may also adversely affect the restaurant industry in general and the Company's restaurant/entertainment centers in particular. The entertainment industry is affected by many factors, including changes in customer preferences and increases in the type and number of entertainment offerings. Operating costs may also be affected by further increases in the minimum hourly wage, unemployment tax rates, sales taxes and similar matters over which the Company has no control.

COMPETITION

     The Company believes that its combined restaurant/entertainment center concept puts it in a niche which combines elements of both the restaurant and entertainment industries. As a result, the Company, to some degree, competes with entities in both industries. Although other restaurant chains presently utilize the concept of combined family restaurant/entertainment operations, the Company believes these competitors operate primarily on a local or regional, market-by-market basis. Within the traditional restaurant sector, the Company competes with other casual restaurants on a nationwide basis. In addition to such national restaurant chains and regional and local restaurant/family entertainment competitors, the Company competes with other concepts that target the same consumer, including "fun centers," such as those operated by Discovery Zone, Inc. These fun centers have experienced rapid expansion which has affected the Company's historical performance. The Company's high operating leverage may make it particularly susceptible to competition. Such competitive market conditions, including the emergence of significant new competition, could adversely affect the Company's ability to successfully increase its results of operations.

DEPENDENCE ON KEY PERSONNEL

     The success of the Company's business will continue to be highly dependent upon Richard M. Frank, the Chairman of the Board and Chief Executive Officer of the Company, Michael H. Magusiak, the President of the Company, and other members of the Company's senior management. Although the Company has entered into employment agreements with each of Mr. Frank and Mr. Magusiak, the loss of the services of either of such individuals could have a material adverse effect upon the Company's business and development. The Company's success will also depend upon its ability to retain and attract additional skilled management personnel to its senior management team and at its operational level. There can be no assurances that the Company will be able to retain the services of Messrs. Frank or Magusiak, senior members of its management team or the required operational support at the store level in the future.

FRANCHISE OPERATIONS

     The Company's success is also dependent, to some degree, upon its franchise operations and the manner in which its franchisees operate and develop their restaurant/entertainment centers to promote and develop the Company's concept and its reputation for quality and value. Currently, 22% of the Company's restaurant/entertainment centers are owned and operated by its franchisees. Although the Company has established criteria to evaluate prospective franchisees, there can be no assurance that current or prospective franchisees will have the business abilities or access to financial resources necessary to successfully develop or operate restaurant/entertainment centers in their franchise areas in a manner consistent with the Company's concepts and standards.

SENSITIVITY TO NEGATIVE PUBLICITY

     The Company's target market of 2 to 12 year old children and families with small children is potentially highly sensitive to adverse publicity. There can be no assurance that the Company will not experience negative publicity regarding one or more of its restaurant/entertainment centers. The occurrence of negative publicity regarding one or more of the Company's locations could materially and adversely affect the Company's image with its customers and its results of operations.

POSSIBLE LIMITATIONS ON USE OF NET OPERATING LOSS AND TAX CREDIT CARRYFORWARDS

     Federal income tax laws may limit the amount of net operating losses and certain tax credits that might otherwise be used by the Company to offset future income and tax liabilities. There can be no assurance as to the availability of such losses and credits for such offset.

FLUCTUATIONS IN QUARTERLY RESULTS OF OPERATIONS; SEASONALITY

     The Company has experienced, and in the future could experience, quarterly variations in revenues as a result of a variety of factors, many of which are outside the Company's control, including the timing and number of new store openings, the timing of capital investments in existing stores, unfavorable weather conditions and natural disasters. The Company typically experiences lower net sales in the second and fourth quarters than in the first and third quarters. If revenues are below expectations in any given quarter, the Company's operating results would likely be materially adversely affected for that quarter.

GOVERNMENT REGULATION

     The Company and its franchisees are subject to various federal, state and local laws and regulations affecting operations, including those relating to the use of video and arcade games and rides, the preparation and sale of food, and those relating to building and zoning requirements. The Company and its franchisees are also subject to laws governing their relationship with employees, including minimum wage requirements, overtime, working and safety conditions, and citizenship requirements. In addition, the Company is subject to regulation by the Federal Trade Commission and must comply with certain state laws which govern the offer, sale and termination of franchises and the refusal to renew franchises. Difficulties or failures in obtaining required licenses or other regulatory approvals could delay or prevent the opening of a new restaurant/entertainment center, and the suspension of, or inability to renew, a license or permit could interrupt operations at an existing restaurant.

                                USE OF PROCEEDS

     All of the Shares offered hereby are being sold by the Selling Stockholders. The Company will not receive any of the proceeds from the sale of Shares by the Selling Stockholders.

                                 CAPITALIZATION

     The following table sets forth the consolidated capitalization of the Company at December 27, 1996. This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and related Notes.

                                                                   DECEMBER 27,
                                                                       1996
                                                                   ------------
                                                                  (IN THOUSANDS)
Current portion of long-term debt...........................         $  1,785
Long-term debt and other obligations, noncurrent............           35,678
                                                                     --------
  Total debt................................................           37,463
                                                                     --------
Class A redeemable preferred stock, par value $60.00 per
  share; authorized -- 49,570 shares; issued -- 49,570
  shares....................................................            2,108
                                                                     --------
Stockholders' equity:
  Common stock, par value $.10 per share;
     authorized -- 50,000,000 shares; issued -- 21,519,075
     shares(1)..............................................            2,152
  Additional paid-in capital................................          153,795
  Retained earnings.........................................           17,613
  Deferred compensation.....................................           (1,821)
  Less 3,109,176 common shares in treasury..................          (30,263)
                                                                     --------
     Total stockholders' equity.............................          141,476
                                                                     --------
       Total capitalization.................................         $181,047
                                                                     ========

---------------

(1) Excludes 1,010,511 shares of Common Stock issuable upon exercise of options outstanding as of December 27, 1996.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     The Common Stock is traded on the Nasdaq National Market under the symbol "SHBZ." The following table sets forth on a per share basis the high and low sale prices for the Common Stock as reported on the Nasdaq National Market for the periods indicated.

                                                              HIGH            LOW
                                                              ----            ---
1995
  First Quarter.............................................  $ 7  3/16       $ 4  7/8
  Second Quarter............................................    8  3/16         5 13/16
  Third Quarter.............................................    9  1/16         7  5/16
  Fourth Quarter............................................    8 15/16         7  1/4
1996
  First Quarter.............................................  $12 13/16       $ 8
  Second Quarter............................................   17  5/8         12  1/2
  Third Quarter.............................................   19  1/4         12
  Fourth Quarter............................................   20              14
1997
  First Quarter (through March 19, 1997)....................  $25             $16  3/4

     On March 14, 1997, there were 4,171 holders of record of outstanding shares of Common Stock.

     The Company has not paid any cash dividends on its Common Stock and does not expect to pay cash dividends on its Common Stock in 1997 or in the foreseeable future. The Board of Directors anticipates that all cash flow generated from operations in the foreseeable future will be retained and used to develop and expand the Company's business and reduce outstanding indebtedness. Any future payment of cash dividends will depend upon the Company's results of operations, financial condition, cash requirements and other factors deemed relevant by the Board of Directors.

     The Company may not pay any dividends to holders of its Common Stock (except in shares of Common Stock) unless an amount equal to all dividends then accrued on its Class A Preferred Stock, par value $60.00 per share (the "Class A Preferred Stock"), has been paid or set aside to be paid. A dividend to holders of record of Class A Preferred Stock as of December 27, 1996 in the amount of $1.20 per share will be paid on March 27, 1997.

         SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OPERATING DATA

     The information presented below, except store data, for, and at the end of, each of the years in the five year period ended December 27, 1996 is derived from the consolidated financial statements, which have been audited by Deloitte & Touche LLP, independent auditors.

     The information presented below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Consolidated Financial Statements at December 29, 1995 and December 27, 1996 and for each of the years in the three year period ended December 27, 1996 and the related notes and Independent Auditors' Report (which notes a 1994 change in accounting for pre-opening costs), which are included elsewhere in this Prospectus.

                                                                   YEAR ENDED
                                     ----------------------------------------------------------------------
                                     JANUARY 1,   DECEMBER 31,   DECEMBER 30,   DECEMBER 29,   DECEMBER 27,
                                        1993          1993           1994           1995           1996
                                     ----------   ------------   ------------   ------------   ------------
                                            (IN THOUSANDS, EXCEPT STORE DATA AND PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
  Revenues.........................   $253,444      $272,344       $268,515       $263,783       $293,990
  Costs and expenses:
    Cost of sales..................    125,279       137,343        137,729        136,700        143,381
    Selling, general and
      administrative expenses......     39,733        42,129         47,263         44,794         43,534
    Depreciation and
      amortization.................     19,249        23,058         26,032         23,184         25,057
    Interest expense...............      1,508           797          1,861          3,118          3,476
    (Gain) loss on property
      transactions.................        654           675         (2,597)           136            263
    Other operating expenses(1)....     41,771        50,095         55,114         55,476         56,058
                                      --------      --------       --------       --------       --------
         Total costs and
           expenses................    228,194       254,097        265,402        263,408        271,769
                                      --------      --------       --------       --------       --------
  Income before income taxes.......     25,250        18,247          3,113            375         22,221
  Income taxes.....................      9,747         6,356          2,437            312          9,000
                                      --------      --------       --------       --------       --------
  Net income.......................     15,503        11,891            676             63         13,221
                                      ========      ========       ========       ========       ========
  Earnings (loss) per common and
    common equivalent share(2).....   $    .74      $    .57       $    .02       $   (.02)      $    .70
  Weighted average shares
    outstanding....................     20,570        20,196         18,191         18,098         18,532
OTHER DATA:
  Cash flow from operations........   $ 44,246      $ 44,905       $ 30,819       $ 27,810       $ 48,362
  Cash flow from investing.........    (35,872)      (45,909)       (22,576)       (30,548)       (51,868)
  Cash flow from financing.........     (7,631)        2,053        (10,373)         5,946          1,319
  EBITDA(3)........................     46,341        42,431         27,721         25,941         49,966
  Capital expenditures.............     33,903        44,600         29,421         28,277         51,719
BALANCE SHEET DATA (AT PERIOD END):
  Total assets.....................   $173,217      $193,649       $188,308       $199,010       $216,580
  Long-term obligations(4).........     17,743        29,816         33,223         39,244         39,571
  Stockholders' equity.............    132,167       136,647        125,515        126,487        141,476
STORE DATA:
  Stores open at period end:
    Company-operated(5)............        182           215            226            226            244
    Franchised.....................        113           110            106             93             70
                                      --------      --------       --------       --------       --------
         Total.....................        295           325            332            319            314
  Comparable store sales increase
    (decrease)(6)..................       3.2%          (5.3)%         (5.8)%         (1.4)%          9.8%
  Company-operated stores remodeled
    during period..................         26            25             10             87            126

---------------

(1) Consists primarily of expenses for rent, utilities and repairs.

(2) Per share information is calculated after the payment of dividends on shares of redeemable preferred stock and reflects a three-for-two stock split in the form of a 50% stock dividend of shares of Common Stock effected on May 22, 1996.

(3) Earnings before interest income, interest expense, (gain) loss on property transactions, depreciation, amortization and income taxes.

(4) Includes current and long-term portions of long-term debt, redeemable preferred stock and other long-term liabilities.

(5) Does not include 27 Monterey's Tex-Mex Cafe restaurants that were sold by the Company effective May 4, 1994.

(6) Comparable store sales are calculated using sales of Company-owned stores which were open for the full prior period.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

     From 1987 to 1992, the Company experienced steady growth in revenues, profitability and restaurant locations, as revenues increased at a 15% compound annual rate and the number of Company-operated stores increased from 118 at the start of 1987 to 182 at the end of 1992. During early 1993, the Company began to experience increasing competitive pressure in the form of national fun centers such as Discovery Zone, Inc., which offered a different type of entertainment targeted at the same market as Chuck E. Cheese's. The first quarter of 1993 marked the first time in 20 consecutive quarters that the Company did not report comparable store sales growth. In response to the changing competitive environment, management began an extensive review of each aspect of the business. Following this review, the Company began a repositioning program that focused on critical areas of the business, including the remodeling and repositioning of its restaurants. See "Business -- Recent Strategic Initiatives."

     Under this program, the Company remodeled 10 stores in 1994. Based on the positive operating results of these remodeled stores, the Company decided to remodel substantially all of its Company-operated stores by the end of 1996. Accordingly, the Company remodeled 87 stores in 1995 and another 126 stores in 1996. During the first half of 1997, the Company plans to complete the remodeling program as it remodels the remaining 21 stores, bringing to 244 the number of store locations remodeled since 1994.

     As a result of the remodeling and repositioning program, comparable store sales have improved significantly since the fourth quarter of 1995. The following charts show the change in comparable store sales for each quarter and the percentage of Company-operated restaurants that were remodeled by the end of each quarter.

                        CHANGE IN COMPARABLE STORE SALES

                         [COMPARABLE STORE SALES CHART]

                     REMODELED RESTAURANTS AS A PERCENTAGE
                     OF TOTAL COMPANY-OPERATED RESTAURANTS

                    [REMODELED RESTAURANTS AS A PERCENTAGE]

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, the percentage of revenues that certain items in the statement of earnings represent and should be read in conjunction with the discussion below and with the Company's Consolidated Financial Statements, including the notes thereto, for the periods indicated.

                                                                           YEAR ENDED
                                                           ------------------------------------------
                                                           DECEMBER 30,   DECEMBER 29,   DECEMBER 27,
                                                               1994           1995           1996
                                                           ------------   ------------   ------------
Revenue..................................................     100.0%         100.0%         100.0%
Costs and expenses:
  Cost of sales..........................................      51.3           51.8           48.7
  Selling, general and administrative....................      17.6           17.0           14.8
  Depreciation and amortization..........................       9.7            8.8            8.5
  Interest expense.......................................        .7            1.2            1.2
  (Gain) loss on property
     transactions........................................      (1.0)            .1             .1
  Other operating expenses(1)............................      20.5           21.0           19.1
                                                              -----          -----          -----
Income before income taxes...............................       1.2             .1            7.6
Income tax expense.......................................        .9             .1            3.1
                                                              -----          -----          -----
Net income...............................................        .3%           0.0%           4.5%
                                                              =====          =====          =====

---------------

(1) Consists primarily of expenses for rent, utilities and repairs.

1996 COMPARED TO 1995

     Revenues increased by 11.5% to $294.0 million in 1996 from $263.8 million in 1995 primarily due to an increase of 9.8% in comparable store sales from 1995 to 1996. In addition, the Company purchased 19 restaurants from its largest franchisee in September 1996. Average annual sales per restaurant increased to approximately $1,286,000 in 1996 from approximately $1,178,000 in 1995. Management believes that several factors contributed to the comparable store sales increase with the primary factor being sales increases at repositioned stores. Menu prices increased 3.2% between the two years. Revenues from franchise fees and royalties were $3.7 million in 1996, an increase of 6.1% from 1995, primarily due to an increase in franchise fee income in 1996 and an increase of 3.6% in comparable franchise store sales for 1996. The increase in comparable franchise store sales was partially offset by a decline in the number of franchise restaurants operated each year. During 1996, four new franchise restaurants opened, eight franchise restaurants closed and 19 franchise restaurants were purchased by the Company.

     Cost of sales as a percentage of revenues decreased to 48.7% in 1996 from 51.8% in 1995. Cost of food, beverage, prize and merchandise items for Chuck E. Cheese's restaurants as a percentage of restaurant sales decreased to 17.4% in 1996 from 17.9% in 1995 primarily due to a 3.2% increase in menu prices. Labor expenses for Chuck E. Cheese's restaurants as a percentage of restaurant sales declined to 28.7% in 1996 from 30.9% in 1995 primarily due to an increase in comparable store sales and more effective utilization of hourly employees.

     Selling, general and administrative expenses as a percentage of revenues decreased to 14.8% in 1996 from 17.0% in 1995 primarily due to comparable store sales increases and a reduction of advertising costs between the two periods.

     Depreciation and amortization expense as a percentage of revenues decreased to 8.5% in 1996 from 8.8% in 1995 primarily due to the full amortization of certain deferred charges.

     Interest expense increased to $3.5 million in 1996 from $3.1 million in 1995 primarily due to an increase in the Company's average outstanding debt between the two periods. Debt increased as a result of capital expenditures in connection with the repositioning of 126 and 87 restaurants in 1996 and 1995, respectively.

     The Company had a net loss on property transactions of $263,000 in 1996 and $136,000 in 1995 due to the replacement of assets arising from the enhancement of facilities and entertainment packages of restaurants. The loss in 1995 was net of a gain of $100,000 from the sale of certain assets which had been held for resale.

     Other operating expenses decreased as a percentage of revenues to 19.1% in 1996 from 21.0% in 1995 primarily due to a decrease in insurance costs, the increase in comparable store sales and the fact that a significant portion of operating costs are fixed.

     The Company had net income of $13.2 million in 1996 compared to $63,000 in 1995 due to the changes in revenues and expenses discussed above. The Company's primary and fully diluted earnings per share increased to $.70 per share in 1996 compared to a loss of $.02 per share in 1995.

1995 COMPARED TO 1994

     Revenues declined 1.8% to $263.8 million in 1995 from $268.5 million in 1994 primarily due to the sale of the Company's Monterey's Tex-Mex Cafe restaurants in May 1994. Revenue generated by the Company's Chuck E. Cheese's restaurants increased to $263.3 million in 1995 from $262.0 million in 1994 primarily due to the net addition of 11 Company restaurants in 1994 and two Company restaurants in 1995. Comparable store sales declined 1.4% from 1994 to 1995. Revenues from the Company's Monterey's Tex-Mex Cafe restaurants were $6.5 million in 1994.

     Cost of sales as a percentage of revenues increased to 51.8% in 1995 from 51.3% in 1994. Cost of food, beverage, prize and merchandise items for Chuck E. Cheese's restaurants as a percentage of restaurant sales decreased to 17.9% in 1995 from 18.2% in 1994 primarily due to an increase in game sales as a percentage of total restaurant sales. Labor expenses for Chuck E. Cheese's restaurants as a percentage of restaurant sales increased to 30.9% in 1995 from 30.0% in 1994 primarily due to increased labor rates, reduced management turnover and the decline in comparable store sales.

     Selling, general and administrative expenses as a percentage of revenues decreased to 17.0% in 1995 from 17.6% in 1994 primarily due to a reduction in corporate overhead expenses.

     Depreciation and amortization expense as a percentage of revenues decreased to 8.8% in 1995 from 9.7% in 1994. Pre-opening expense declined due to the write-off of all unamortized pre-opening expense in the fourth quarter of 1994 resulting from a change in the estimated useful future benefit of such expenses. Depreciation and amortization expense decreased by $2.8 million in 1995 due to the sale of the Company's Monterey's Tex-Mex Cafe restaurants in May 1994 and a change effected in the first quarter of 1995 in the estimated useful lives of certain fixed assets that resulted in approximately $2.3 million of such decrease.

     Interest expense increased to $3.1 million in 1995 from $1.9 million in 1994 primarily due to an increase in interest rates and the Company's average outstanding debt for 1995.

     The Company had a net loss on property transactions of $136,000 in 1995 compared to a net gain on property transactions of $2.6 million in 1994. In 1994, the Company recognized a gain of $5.5 million from the sale of substantially all of the assets of its Monterey's Tex-Mex Cafe restaurants on May 4, 1994. The gain was partially offset by a loss of approximately $2.3 million in 1994. The loss was a result of the Company's decision to close one Chuck E. Cheese's restaurant and the impairment in fair value of the fixed assets of 10 Chuck E. Cheese's restaurants due to the Company's decision not to renew the leases as a result of the deterioration of site characteristics.

     Other operating expenses as a percentage of revenues increased to 21.0% in 1995 from 20.5% in 1994 primarily due to increased rent expense and the decline in comparable store sales.

     The Company's net income decreased to $63,000 in 1995 from $676,000 in 1994 due to the changes in revenues and expenses discussed above.

INFLATION AND SEASONALITY

     The Company's costs of operations, including, but not limited to, labor, supplies, utilities, financing and rental costs, are significantly affected by inflationary factors. The Company pays most of its part-time employees rates that are related to federal and state mandated minimum wage requirements. Management anticipates that recent increases in the federally mandated minimum wage will result in increased labor costs for the Company. Any other increases in any such costs would result in higher costs to the Company, which the Company expects would be partially offset by menu price increases and increased efficiencies in operations. The Company typically experiences lower net sales in the second and fourth quarters than in the first and third quarters.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

     Cash provided by operations increased to $48.4 million in 1996 compared to $27.8 million in 1995. Cash outflow from investing activities for 1996 was $51.9 million. Cash inflow from financing activities in 1996 was $1.3 million. The Company's primary requirements for cash relate to planned capital expenditures and debt service. The Company expects that it will satisfy such requirements from cash provided by operations and funds available under its line of credit.

     The Company repositioned 10, 87 and 126 restaurants in 1994, 1995 and 1996, respectively. Company expenditures relating to the remodeling program averaged approximately $330,000 per restaurant during 1996, representing total expenditures of approximately $41.6 million. The Company anticipates remodeling the remaining 21 restaurants in the first half of 1997 at an average cost of approximately $350,000 per restaurant for a total of approximately $7.4 million. However, this amount can vary significantly at a particular restaurant depending on several factors, including the restaurant's square footage, the date of the most recent remodel and the existing assets at the restaurant. Expenditures relating to the repositioning program have been financed primarily by cash flow from operations and borrowings under the Company's line of credit.

     The Company plans to open approximately six to eight new stores in 1997 and 10 to 12 new stores in 1998. The Company currently anticipates the cost of opening such new stores to average approximately $1.3 million per store. In addition to such new store openings, the Company plans to expand 10 to 15 existing stores in 1997 by an average of 1,000 to 4,000 square feet per store. The Company also anticipates adding new game packages to as many as 100 stores in 1997 at an average cost of approximately $150,000 per store. The Company currently estimates that capital expenditures in 1997, including expenditures for the remodeling of existing stores, new store openings, existing store expansions and equipment investments, will be approximately $40 to $50 million. The Company plans to finance these expenditures through cash flow from operations and borrowings, if necessary, under the Company's line of credit.

     In August 1996, the Company increased its line of credit to $15.0 million from $5.0 million and extended the maturity date from June 1997 to June 1998. Currently, any borrowings under this line of credit would be at prime or at the London Interbank Offered Rate ("LIBOR") plus 2%. As of January 31, 1997, $500,000 was outstanding under the line of credit.

     The Company believes it will realize substantial benefit in the future from the utilization of approximately $47 million in net operating loss carryforwards to reduce its federal income tax liability. Such net operating loss carryforwards expire from 1999 through 2001. Although the use of such carryforwards could, under certain circumstances, be limited, the Company is presently unaware of the occurrence of any event which would result in the imposition of such limitation. The Company's Restated Articles of Incorporation contain a provision which is intended to prevent changes in ownership of its Common Stock that would cause such limitation. In addition, the Company has investment tax credit, job tax credit and alternative minimum tax credit carryforwards of approximately $7 million of which $5.8 million expires from 1997 through 2010. Tax credit carryforwards can be utilized by the Company only after all net operating loss carryforwards have been utilized (if no event occurs that would limit the use of net operating carryforwards). If the improvement in the Company's results of operations does not continue, a portion of the net operating loss and tax credit carryforwards could expire prior to utilization resulting in a charge against income. Taxable income for the five years ended December 27, 1996 was approximately $66 million. Based on the results of the repositioned restaurants, the Company currently anticipates future taxable income levels sufficient to realize its net operating loss and tax credit carryforwards prior to their expiration after considering an allowance of $1.1 million for the estimated expiration of tax credit carryforwards in 1997. However, there can be no assurance that the levels of taxable income will be sufficient to realize these benefits.

                                    BUSINESS

GENERAL

     The Company is engaged in developing, operating and franchising a system of family-oriented restaurant/entertainment centers under the name Chuck E. Cheese's Pizza ("Chuck E. Cheese's"). Management believes that the Company is one of the leading operators of family-oriented restaurant/entertainment centers in the United States. According to independent national research, Chuck E. Cheese's restaurants and the Company's namesake character, Chuck E. Cheese, are widely known by families with young children. In two recent national surveys of children between the ages of six and eight, the Chuck E. Cheese character placed in the top 10% of approximately 400 characters and the top 7.5% of approximately 640 characters included in the surveys in terms of image recognition and popularity. As of December 27, 1996, the Company and its franchisees operated 314 locations in 44 states in the United States, Canada, Chile and Guatemala, including 244 Company-operated locations in the United States. The Company estimates that in 1996 Company-operated and franchised stores had over 50 million customer visits, including 30 million by children.

     Chuck E. Cheese's restaurants typically occupy 8,000 to 14,000 square feet and are divided into three areas: a kitchen and related areas occupying approximately 35% of the premises, a dining area and showroom occupying approximately 25% of the premises, and an activity area occupying approximately 40% of the premises. All food is prepared fresh daily in the kitchen. The menu includes a variety of pizzas, a salad bar, sandwiches, desserts and other items. Customers order from a central cashier and food is delivered to them at their table. The dining area, which typically seats 250 to 375 customers, is also the setting for a robotic musical stage show featuring Chuck E. Cheese and other life-sized characters. The activity area offers games and rides which can be used with tokens purchased in the restaurant, as well as ceiling-suspended tubes and tunnels (SkyTubes) and other free activities. Most games dispense tickets which may be redeemed for prize merchandise such as toys and dolls.

     The first Chuck E. Cheese's restaurant was opened in 1977. In 1980, the Company opened the first ShowBiz Pizza Place restaurant and in 1985 the Company acquired the Chuck E. Cheese's chain. During 1993, the Company completed the conversion of its Company-operated ShowBiz Pizza Place restaurants to Chuck E. Cheese's restaurants. From 1985 to 1996, the Company expanded to its current 244 Company-operated locations.

RECENT STRATEGIC INITIATIVES

     Following a period of steady growth from 1987 to 1992, the Company began experiencing declining comparable store sales in 1993. In response to this decline, the Company began implementing a number of strategic initiatives in 1994 designed to increase the Company's competitive position in the industry and improve the financial performance of its restaurants. The key element of these strategic initiatives has been the remodeling and repositioning of the Company's existing store locations. From March 1994 to December 1996, the Company remodeled 223 of its 244 Company-operated stores at an average cost of $315,000 per store. The remodeling program has resulted in significant sales growth in the remodeled stores, with these stores experiencing average sales growth of approximately 18% during the first year after the remodeling and approximately 3% sales growth the following year. Based upon the sales growth experienced to date in its remodeled stores, management believes that the remodeled stores, including the 68 stores completed in the last six months of 1996, will have a positive impact on the Company's revenues in 1997. However, there can be no assurance that such a positive impact on Company revenues will occur.

     Following is a discussion of each of the recent strategic initiatives recently implemented by the Company.

     Remodeling of Existing Stores. In 1994, the Company began a remodeling program designed to improve the appearance and competitive position of the Company's restaurants and to meet key customer needs identified through an extensive research process. The key elements of the remodeling program include the following:

     - Enhanced exterior, containing signage projecting a friendlier, more upbeat image of the Chuck E. Cheese character, block letters and back-lit awnings;

     - Brighter, airier locations typically provided by increasing the number of exterior windows;

     - The addition of SkyTubes, attractive tubes and tunnels suspended from the ceiling, that compete directly with pay-for-play fun centers;

     - The installation of new games; and

     - The addition of other interior improvements.

     Enhancing Value Perception to Customers. The Company's extensive research process identified value as a key need of the Company's customers. In response to this identified need, the Company is attempting to enhance the value perception of its restaurant/entertainment centers to its customers through the following:

     - Free Access to SkyTubes -- As a free attraction, the SkyTubes represent a significant value to customers who typically pay for such activity at pay-for-play fun centers.

     - Token Value Deals -- This program allow customers to purchase tokens in volume at a discount at the same time that food is ordered rather than requiring continual purchases by parents. This has increased the perception of value among consumers because customers are not continually buying additional tokens.

     - Improved Prize Program -- The Company has revamped the prize program by increasing the number of prize tickets dispensed from games and updating the prize offerings to include more popular new toys.

     - Improved Game Packages -- The Company has added kiddie skill games and redemption type games for the older customer base to its game offerings.

     - "Kid Check" Child Security Program -- To improve security and reassure parents, the Company has implemented the "Kid Check" program at all locations. Kid Check is monitored by a Chuck E. Cheese's employee, who greets guests and stamps the hand of each person in the party with a unique number in invisible ink. A child can leave only with an adult whose stamped number matches the child's when viewed under an ultraviolet light.

     - Improved Food Quality -- The Company's food and beverage improvements have focused on better pizza and enhanced menu items to increase the perception of healthiness to parents. The pizza quality has been improved through the use of a better pizza tray which keeps the crust crispy longer and through various ingredient enhancements. Recent blind tests by independent experienced taste evaluators show that Chuck E. Cheese's pizza is superior to or at parity with national competitors.

     Expansion of Existing Stores. The Company is expanding the size of selected stores by an average of 1,000 to 4,000 square feet based on highest sales per square foot. In 1995 and 1996, the Company expanded four and six stores, respectively, and management anticipates expanding an additional 10 to 15 stores in 1997.

     Addition of New Game Packages. In addition to the remodeling described above, the Company is testing new expanded game packages to enhance customer appeal in 17 repositioned stores. If the test results continue to exceed the Company's requirements for returns on invested capital, management anticipates adding these new expanded game packages to as many as 100 selected stores in 1997. The cost of these enhanced game packages is expected to average approximately $150,000 per store. The Company anticipates increased sales in stores with enhanced game packages.

     Implementation of Birthday Hotline. The Company has implemented a Birthday Hotline, a toll-free reservation number available for parents to book birthday parties at Chuck E. Cheese's restaurants, in approximately 129 restaurants. Management believes that the Birthday Hotline will provide faster and more professional service to parents, thereby facilitating the booking of more birthday parties at Chuck E. Cheese's restaurants. Management also believes that this will improve operating efficiencies at the Company's restaurants and result in incremental revenues due to increased sales of birthday party favor bags. Management is currently evaluating whether the benefits derived from the Birthday Hotline justify its further implementation. The Company derives approximately 15% of its revenues from birthday parties.

     Integration of McBiz Stores. In September 1996, the Company purchased all of the 19 Chuck E. Cheese's restaurants owned by its largest franchisee, McBiz Corporation ("McBiz"), plus the 49% minority interest of one restaurant previously operated as a joint venture by the two companies for approximately $2.6 million in cash and reimbursement for remodeling costs for three restaurants which had been remodeled prior to the purchase. The addition of these restaurants represents an increase of over 8% in the number of Company-operated stores. The Company is integrating these stores into the Chuck E. Cheese's system on an expedited basis, including remodeling all of these stores by the end of the first quarter of 1997. Based upon the sales growth experienced to date in the Company's remodeled stores and historical performance of the acquired McBiz stores, management anticipates that these new locations will contribute to the Company's overall revenues, profitability and earnings per share in 1997. However, there can be no assurance that the anticipated level of revenues, profitability and earnings per share will be achieved.

FUTURE GROWTH OPPORTUNITIES

     Management has identified the following areas as future growth opportunities for the Company:

     Opening of New Stores. Since 1994, the Company has focused primarily on remodeling and repositioning existing stores. Beginning in 1997, management plans to focus more attention on new store development. Management has specifically targeted approximately 100 potential sites in the United States for future new store openings. Management anticipates opening approximately six to eight new stores in 1997 and approximately 10 to 12 new stores in 1998. In addition, management believes that there are a number of other attractive sites in the United States that have not yet been specifically identified but that could be attractive locations for future new stores. The Company's rate of opening new stores is highly variable depending on obtaining sites at reasonable costs that meet the Company's site requirements.

     Development of Smaller Market Store. Currently, the Company seeks to locate its restaurants, which generally range from 8,000 to 14,000 square feet in size, in larger metropolitan areas with high populations of children. However, management is in the process of developing a redesigned prototype Chuck E. Cheese's restaurant which could be used in smaller markets. The Company anticipates completing the prototype, which is expected to be a 7,500 to 8,000 square foot unit, by the end of 1997 and developing the first restaurant in 1998.

     Development of Enhanced Customer Entertainment Features. The Company is continually seeking ways to enhance the entertainment experience and perceived value provided by Chuck E. Cheese's restaurant/entertainment centers through the evolution of the Company's concept, including enhancing the existing robotic hardware and software of the animated stage show. The Company is currently testing a new show, Chuck E.'s Awesome Adventure Machine, in one location in Dallas. The new show has only one robotic character (Chuck E. Cheese) at a control center in the center of the stage. Two large projection televisions on each side of Chuck E. Cheese allow Chuck E. Cheese to take the audience on adventures around the globe and universe. The show has interaction between Chuck
E. Cheese and the characters on screen, and the video segments are very upbeat with lots of music.

     Franchising. As of December 27, 1996, the Company had 63 franchise units in the United States, four in Canada, two in Chile and one in Guatemala. The Company intends to continue its franchise program in the United States, primarily with existing franchisees, and on a case by case basis in selected international markets. Management is approached regularly by interested international developers because of the appeal of the concept and the success of existing operations.

     Merchandising. Merchandise sales were approximately 3% of revenues in 1996 (total merchandise sales were $9.6 million in 1996). Based on the number of children aged 2 to 12 years old visiting Chuck E. Cheese's restaurants, management believes that an opportunity exists for enhanced merchandise sales and increased revenues from expanding the prizes and merchandise available for redemption or purchase.

     Licensing of the Chuck E. Cheese Character. The Company believes that the Chuck E. Cheese character is among the most familiar and best-liked characters among children aged 2 to 12 years old. Management is currently exploring opportunities to license the Chuck E. Cheese character. In July 1996, the Company entered into an agreement to use ACA, The Licensing Group ("ACA") to represent it in pursuing opportunities in character licensing. The agreement provides that ShowBiz will pay to ACA one-third of the net royalties received by the Company. The agreement is automatically renewed each year unless either party gives thirty days notice to the contrary. The Company believes that product licensing at the retail level can help further promote the Chuck E. Cheese character and the Company's restaurants.

INDUSTRY OVERVIEW

     Management believes that the Company is one of the leading operators of family-oriented restaurant/entertainment centers in the United States. By combining these two often separate activities, the Company is able to capitalize on the consumer's demand for fun, value and convenience and create an entertaining family experience.

     The family entertainment industry is a broad and growing industry. The spectrum of entertainment opportunities for families with young children is extremely broad, ranging from low-cost, short-lived activities to more lengthy and expensive activities. Low cost, low commitment activities include events such as stopping for treats, ice cream, etc. while high cost, high time commitment activities would be events such as amusement park visits, field trips, etc. ShowBiz and its entertainment industry peer group are more medium cost, medium time commitment activities, typically offering value-oriented, activity-based entertainment costing approximately $7.25 per person per visit and lasting approximately one and one-half hours per visit.

     The family restaurant industry is also very broad. Young children, however, greatly limit the range of opportunities for family restaurant-goers. As a result, convenience and value are significant decision factors for families dining out with young children; the ultimate objective is to minimize the adult "hassle factor" and provide value.

MARKETING STRATEGY

     The primary customer base for Chuck E. Cheese's restaurants is families with children between 2 and 12 years old. The Company estimates that the typical customer visits a Chuck E. Cheese's location two to six times a year and spends an average of $7.25 per person and approximately one and one-half hours per visit. Approximately 90% of ShowBiz customers have children under the age of 12. The average child's age is 5.4 years. The typical Chuck E. Cheese's customer has young children and seeks a fun, entertaining restaurant experience which includes quality food and good value.

     The Company conducts advertising campaigns which target families with young children and feature the family entertainment experiences available at Chuck E. Cheese's restaurants. Since the concept has high awareness and appeal, the advertising is primarily aimed at increasing the frequency of customer visits.

     Television is the key advertising medium directed to children. Ads placed on both local and national levels show the fun that kids and their families and friends can have at Chuck E. Cheese's restaurants. In addition, the Company is a sponsoring underwriter of Barney and Friends, one of the highest-rated programs among two to six year olds, and has recently begun an advertising campaign on Nickelodeon.

     Parents are periodically targeted by full color free-standing inserts in local newspapers. These inserts feature package deals available at Chuck E. Cheese's which include pizza, drinks, and game tokens for $16 to $20. In each restaurant the Company promotes additional value meal packages priced from $25 to $35. These package deals provide tokens with meal purchases rather than requiring continual purchases by parents.

OPERATIONS

     Chuck E. Cheese's restaurants are typically located in shopping centers or in free-standing buildings near shopping centers and generally occupy 8,000 to 14,000 square feet. Chuck E. Cheese's are typically divided into three areas: a kitchen and related area (cashier and prize area, salad bar, manager's office, technician's office, restrooms, etc.) occupies approximately 35% of the space, a dining area occupies approximately 25% of the space, and an activity area occupies approximately 40% of the space.

     The kitchen area includes a walk-in refrigerator, sinks, an automated pizza oven, a dough mixer, storage space, and food preparation counters. The kitchen has space for several employees to work simultaneously, and the automated pizza oven has the capacity to bake approximately 100 pizzas per hour.

     The dining area of each Chuck E. Cheese's restaurant features a variety of comic and musical entertainment by computer-controlled robotic characters, together with video monitors and animated props, located on various stage type settings. The dining area typically provides table and chair seating for 250 to 375 customers. Each Chuck E. Cheese's restaurant offers a variety of pizzas, a salad bar, sandwiches, desserts and an assortment of other menu items. Soft drinks, coffee, and tea are also served, along with beer and wine where permitted by local laws. All food is prepared fresh daily in the kitchen. Customers order from a central cashier and food is delivered to them at their table.

     Each Chuck E. Cheese's contains a family-oriented playroom area offering approximately 40 coin and token-operated attractions, including arcade-style games, kiddie rides, video games, skill oriented games and other similar entertainment. Most games dispense tickets which can be redeemed by guests for prize merchandise such as toys and dolls. Also included in the playroom area are ceiling-suspended tubes and tunnels (SkyTubes) and other free attractions for young children, with booth or table seating available for the entire family. The playroom area normally occupies approximately 60% of the restaurant's public area and contributes significantly to its revenues. A limited number of free tokens are furnished with food orders and additional tokens may be purchased. These tokens are used to play the games in the playroom area.

     Most food is prepared in the restaurant using mixes produced in accordance with Company standards. Each day prior to the opening of the restaurant, employees prepare fresh pizza dough according to Company specifications. Employees also clean and prepare fresh vegetables daily (no canned or frozen vegetables are used). Meat and cheese items are delivered pre-cut. The following chart shows sales of various food items at Company stores in the last year.

FOOD AND BEVERAGE SALES
TWELVE MONTHS ENDED DECEMBER 27, 1996
(DOLLARS IN MILLIONS)

                                                           DOLLAR AMOUNT    PERCENT OF TOTAL
                                                           -------------    ----------------
Pizza....................................................     $153.4              75.7%
Salad Bar................................................       10.2               5.1
Sandwiches...............................................        7.5               3.7
Non-Alcoholic Beverages..................................       24.0              11.8
Alcoholic Beverages......................................        6.4               3.2
Other....................................................        1.1                .5
                                                              ------            ------
          Total..........................................     $202.6             100.0%

     Pizzas are made to order using the dough and other items prepared earlier in the day. Visual aids showing the volume or weight of each ingredient for each type of pizza are displayed near the pizza preparation counter, so employees are able to quickly determine the appropriate items for each type of pizza. Portions are controlled through standard-sized ladles for sauce and by weight for solids. After the raw pizza is assembled, it is placed on a motor-driven shelf in the automated pizza oven, which automatically controls the cooking period for the pizza. The Company strives to serve a pizza 10 to 12 minutes after the order is placed. Fresh, prepared-to-order sandwiches are also placed through the automated oven.

     The salad bar typically consists of 21 items, including fresh produce, pasta salads, fruits and cheeses. Employees prepare fresh vegetables daily for the salad bar and cut them according to Company specifications for size and thickness. Certain items, including pasta salad, are delivered pre-prepared by McLane Company, Inc. ("McLane's"), a national food distributor. Employees maintain the freshness of the salad bar and dispose of items before their shelf lives expire.

     Birthday cakes are ordered through McLane's and delivered to the stores pre-decorated with the Chuck E. Cheese character.

     Beverage dispensers are located near the cashier. When customers purchase beverages they are given a cup and may dispense their own selection of soda or other soft drinks -- refills of soda and similar drinks are free.

Chuck E. Cheese's restaurants also sell juice in bottles and milk in cartons with no free refills. Where permitted by law, Chuck E. Cheese's restaurants sell beer and wine by the glass.

     Each Chuck E. Cheese's restaurant generally employs a general manager, one or two assistant managers, an electronics specialist who is responsible for repair and maintenance of the robotic characters and games, and 45 to 75 food preparation and service employees, most of whom work only part time. In general, a minimum of five staffers is required at any time the restaurant is open. Management maintains direct and frequent contact with unit level managers through a network of 27 district managers, most of whom supervise six to 12 stores each, and four regional managers, each of whom supervises five to nine district managers.

COMPETITION

     The restaurant and entertainment industries are highly competitive, with a number of major national and regional chains operating in the restaurant or family entertainment business. Although other restaurant chains presently utilize the combined family entertainment/restaurant concept, these competitors primarily operate on a regional, market-by-market basis. ShowBiz believes that it is the leader in the family restaurant/entertainment niche and has no true direct national competition in this area.

     Although ShowBiz has competition on a local and regional basis in most areas, ShowBiz believes that its family entertainment concept is a meaningful differentiation from other restaurants. With food prices that are competitive with other pizza restaurants, ShowBiz offers an entertainment package which significantly enhances the customer's price/value experience and promotes family entertainment and interaction.

     In the early 1990s, fun centers emerged as a new competitor catering directly to ShowBiz's target market -- the 12 and under age group. These fun centers typically charge an initial admission fee and offer a variety of tubes, slides, trampolines, ball bins and other climbing apparatus that allow children to be active in a large indoor environment. These stores grew in popularity by emphasizing a new aspect of child entertainment that focuses on recreation, fitness and education, while providing a safe and controlled environment that parents appreciate. A number of fun centers opened across the country in response to the popularity of active child entertainment.

     Discovery Zone, Inc. ("DZ"), which is now reorganizing under Chapter 11 of the United States Bankruptcy Code, expanded rapidly and increased its store base from approximately 35 locations at the end of 1991 to over 300 (including acquired Leaps and Bounds locations) prior to recent closures. DZs are typically located in a shopping center and offer a variety of "ball crawls," slides and other soft-playground equipment, a game room with arcade-style and skill-oriented games, a dining area that serves food and beverages, party rooms for group events, and a merchandise counter with DZ apparel, toys and other items.

     The rapid expansion of fun centers negatively impacted ShowBiz's financial performance in 1993 through 1995, yet at the same time expanded the overall market for and market awareness of children's entertainment/dining. In response to the changing competitive environment, ShowBiz management began an extensive review of each aspect of the business. Following the review, the Company began its remodeling and repositioning program. See " -- Recent Strategic Initiatives."

FRANCHISING PROGRAM

     As of December 27, 1996, the Company had 63 franchise units in the United States, four in Canada, two in Chile and one in Guatemala. ShowBiz has 44 franchisees, the two largest being Family Entertainment Center with seven stores and Mid-South Food Management, Inc. with six stores. In 1996, ShowBiz acquired 19 stores from its then-largest franchisee, McBiz Corporation. The Company began franchising its restaurants in October 1981 and the first franchised restaurant opened in June 1982.

     The Chuck E. Cheese's standard franchise agreement grants to the franchisee the right to develop and operate a restaurant and use the associated trademarks within the standards and guidelines established by the Company. The franchise agreement presently offered by the Company has an initial term of 15 years and includes a 10-year renewal option. New franchise agreements generally provide protection to the franchisee prohibiting the Company from opening a store or allowing another franchisee to open a store within a five-mile radius of an existing franchised location. The agreements provide the Company with a right of first refusal should any franchisee decide to sell a store.

     The franchise agreements governing existing franchised Chuck E. Cheese's restaurants currently require each franchisee to pay the Company an initial franchise fee of $50,000, a continuing monthly royalty fee equal to 3.8% of gross sales and a fee equal to 1.3% of gross sales to cover costs of system-wide advertising and for further development and improvement of entertainment attractions. Franchisees are also required to expend at least 3% of gross sales for local advertising.

PROPERTIES

     As of December 27, 1996, the Company operated 244 restaurants and had 67 franchised units in the United States and Canada, two franchised units in Chile and one unit in Guatemala. The Company-owned stores include 19 Chuck E. Cheese's locations acquired from McBiz in 1996.

     Of the 244 Chuck E. Cheese's restaurants operated by the Company as of December 27, 1996, 229 occupy leased premises and 15 occupy owned premises. The leases of Chuck E. Cheese's restaurants contain terms which vary from lease to lease, although a typical lease provides for a primary term of 10 years, with two five-year renewal options, and provides for annual minimum rent payments of approximately $6.00 to $22.00 per square foot, subject to periodic adjustment. Most of the restaurant leases require the Company to pay the cost of repairs, insurance and real estate taxes and, in many instances, provide for additional rent equal to the amount by which a percentage (generally no higher than 7%) of gross revenues exceeds the minimum rent. The leases will expire at various times from 1997 to 2009.

SUPPLIERS

     The Company has developed rigorous standards for the supplies used in its restaurants and by its franchisees. All food items and other supplies except produce and fresh dairy products are purchased on behalf of the Company by McLane's from approved suppliers. The Company has developed exclusive specifications for key food components (e.g., cheese, pizza dough mix, toppings, and sauces), and for each major food product the Company has at least two independent vendors selected on the basis of reputation, quality assurance systems, pricing, location, and financial strength. Produce is sourced locally but again must meet specific standards set by the Company. The Company also maintains a non-contractual relationship with a vendor to supply and deliver toy prizes and merchandise to individual restaurants.

EMPLOYEES

     The Company's employment varies seasonally, with the greatest number of people employed during the summer. As of December 27, 1996, the Company employed approximately 11,000 people: 10,200 hourly field employees (approximately 650 of these are full time) and 600 salaried field employees as well as 125 salaried headquarters employees and 60 hourly headquarters employees. None of the Company's employees is a member of any union or collective bargaining group. The Company considers its employee relations to be good.

LEGAL PROCEEDINGS

     From time to time the Company is involved in litigation, most of which is incidental to its business. In the Company's opinion, no litigation to which the Company currently is a party is likely to have a material adverse effect on the Company's results of operations, financial condition or cash flows.

TRADEMARKS

     The Company owns various trademarks, including "Chuck E. Cheese" and "ShowBiz Pizza Place," that are used in connection with the restaurants and have been registered with the United States Patent and Trademark Office. The duration of such trademarks is unlimited, subject to continued use. The Company believes that it holds the necessary rights for protection of the marks essential to the conduct of its present restaurant operations.

GOVERNMENT REGULATION

     The development and operation of Chuck E. Cheese's restaurants are subject to various federal, state and local laws and regulations, including but not limited to those that impose restrictions, levy a fee or tax, or require a permit or license on the service of alcoholic beverages and the operation of games and rides. The Company is subject to the Fair Labor Standards Act, the Americans With Disabilities Act and family leave mandates. A significant portion of the Company's restaurant personnel are paid at rates related to the minimum wage established by federal and state law. Increases in such minimum wage result in higher labor costs to the Company, which may be partially offset by price increases and operational efficiencies.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth certain information with respect to the current executive officers and directors of the Company. It is anticipated that Messrs. Crocco, Gumbiner, Lynch, Talbot and Troup, each of whom is affiliated with Hallwood, will resign from the Company's Board of Directors upon the closing of the offering.

                 NAME                   AGE                   POSITION
                 ----                   ---                   --------
Richard M. Frank......................  49     Chairman of the Board and Chief
                                               Executive Officer
Michael H. Magusiak...................  40     President and Director
Richard T. Huston.....................  50     Executive Vice President -- Marketing
                                               and Entertainment
Larry G. Page.........................  52     Executive Vice President, Chief
                                               Financial Officer and Treasurer
Charles A. Crocco, Jr.................  58     Director
Anthony J. Gumbiner...................  52     Director
Robert L. Lynch.......................  79     Director
Louis P. Neeb.........................  58     Director
Cynthia I. Pharr......................  48     Director
J. Thomas Talbot......................  61     Director
Brian M. Troup........................  50     Director

     The business experience of each of the executive officers and directors who are anticipated to continue in office after the closing of the offering is set forth below.

     Richard M. Frank has been Chairman of the Board and Chief Executive Officer of the Company since March 1986 and has been a director of the Company since June 1985. He served as President and Chief Operating Officer from June 1985 until October 1988. He joined the Company in 1985. He has served as a director for Monterey Acquisition Corp. since May 1994.

     Michael H. Magusiak was elected President of the Company in June 1994. He had previously served as Executive Vice President, Chief Financial Officer and Treasurer since June 1988. He has also served as a director of the Company since 1988. He was Vice President of the Company from October 1987 to June 1988 and Controller of the Company from October 1987 to January 1989. He joined the Company in July 1987. He has served as a director for Monterey Acquisition Corp. since May 1994.

     Richard T. Huston has served as Executive Vice President of the Company since July 1986 and as Director of Marketing and Strategic Development since January 1993. His responsibilities were expanded in June 1994 to include entertainment as well as marketing. He served as Director of Marketing and Development from October 1988 to January 1993. He served as Vice President from October 1985 to July 1986, as Director of Marketing from October 1985 to October 1988, and as a director from July 1986 to September 1988. He joined the Company in 1985.

     Larry G. Page has served as Executive Vice President, Chief Financial Officer and Treasurer of the Company since October 1994. Prior to joining the Company, Mr. Page served as Vice President and Regional General Manager in the retail services division of Comdata Holdings Corporation, a publicly-held financial services company, from July 1985 to October 1994. Mr. Page is a Certified Public Accountant and was a partner in various national and regional public accounting firms, including Arthur Andersen LLP, from August 1978 through July 1985.

     Louis P. Neeb was elected as a director in August 1994. Mr. Neeb has served as Chairman of the Board and CEO of Casa Ole' Restaurants, Inc. from October 1995 to the present. From August 1982 to the present, Mr. Neeb has been President of Neeb Enterprises, Inc., a management consulting firm specializing in restaurants. From October 1993 through January 1994, he was Chairman of the Board of Spaghetti Warehouse, Inc., a publicly-traded restaurant company. From July 1991 through January 1994, Mr. Neeb was President and Chief Executive Officer of Spaghetti Warehouse, Inc. Mr. Neeb has also had other extensive experience in the restaurant industry, including serving as Chairman of the Board of Burger King Corporation. Mr. Neeb is a member of the Board of Directors of the Franchise Finance Corporation of America, a publicly-traded real estate trust which provides real estate for restaurants.

     Cynthia I. Pharr was elected as a director of the Company in August 1994. She is currently President and owner of C. Pharr & Company, a communications management consulting firm. She has served in that position since March 1993. From May 1989 through February 1993, Ms. Pharr was President and Chief Executive Officer of Tracy -- Locke/Pharr P R, a public relations firm. From August 1986 through April 1989, she was President and owner of C. Pharr & Company, Inc. a public relations agency. Ms. Pharr has served as a member of the Board of Directors of Spaghetti Warehouse, Inc. since August 1991, as well as Chairman of the Board of GuestCare, Inc., a privately held technology company, from February 1994 to the present.

     Except as set forth above, none of the continuing directors of the Company hold directorships in any company with a class of securities registered pursuant to Section 12 of the Securities Exchange Act of 1934 (the "Exchange Act") or subject to the requirements of Section 15(d) of the Exchange Act or any company registered as an investment company under the Investment Company Act of 1940.

     It is anticipated that after the closing of the offering, the number of directors constituting the entire Board of Directors will be reduced to seven from nine, and that the four directors remaining after the anticipated resignations of Messrs. Crocco, Gumbiner, Lynch, Talbot and Troup will elect three new directors to fill the vacancies created by these resignations, which are anticipated to be effective upon the closing of the offering.

                              SELLING STOCKHOLDERS

     The following table sets forth the number and percentage of outstanding shares of Common Stock beneficially owned by the Selling Stockholders and the number of Shares to be sold by each Selling Stockholder in the offering.

                                                                                       PERCENTAGE OF
                                                                                    OUTSTANDING COMMON
                                                                                           STOCK
                                                                                  -----------------------
                                               NUMBER OF SHARES     SHARES TO      BEFORE        AFTER
  NAME AND ADDRESS OF SELLING STOCKHOLDER     BEFORE OFFERING(1)    BE SOLD(2)    OFFERING    OFFERING(3)
  ---------------------------------------     ------------------    ----------    --------    -----------
The Hallwood Group Incorporated(4)..........       2,632,983        2,305,371       14.2%         1.8%
  3710 Rawlins, Suite 1500
  Dallas, TX 75219
Alpha Trust(5)..............................         613,058          536,778        3.3            *
  c/o Radcliffes Trustee Company SA
  9 Rue Charles Humbert
  1205 Geneva, Switzerland
Epsilon Trust(5)............................         408,705          357,851        2.2            *
  c/o Radcliffes Trustee Company SA
  9 Rue Charles Humbert
  1205 Geneva, Switzerland

---------------

 * Less than one percent.

(1) Hallwood has agreed to purchase, prior to the closing of the offering, 219,194 total shares of Common Stock from Alpha Trust and Epsilon Trust. The Number of Shares Before Offering reflects the consummation of such purchases.

(2) Excludes 327,612 shares owned by Hallwood, 76,280 shares owned by Alpha Trust and 50,854 owned by Epsilon Trust subject to the Underwriters' over-allotment option.

(3) Assumes no exercise of the Underwriters' over-allotment option, which, if exercised in full, would result in no share ownership after the Offering by the Selling Stockholders.

(4) The directors of Hallwood are Anthony J. Gumbiner, Brian M. Troup, Charles
    A. Crocco, Jr., Robert L. Lynch and J. Thomas Talbot. Mr. Gumbiner is Chairman of the Board and Chief Executive Officer of Hallwood. Mr. Troup is President and Chief Operating Officer of Hallwood. The Company has been informed that a portion of such Shares are pledged as collateral to secure certain obligations of Hallwood. Arrangements have been made for the release of such liens contemporaneously with the closing of the offering.

(5) Mr. Gumbiner has the power to designate and replace the trustees of Alpha Trust. Mr. Troup has the power to designate and replace the trustees of Epsilon Trust. The Company has been informed that a portion of such Shares are pledged as collateral to secure certain obligations of Alpha Trust and Epsilon Trust. Arrangements have been made for the release of such liens contemporaneously with the closing of the offering. The record holder of the Shares of Alpha Trust and Epsilon Trust is RTC Nominees AG.

     The Company and Hallwood entered into a Financial and Management Consulting Services Agreement (the "Consulting Agreement"), dated as of December 1, 1988, pursuant to which Hallwood provides a variety of non-exclusive financial and managerial consulting services to the Company. Such services include corporate finance and acquisition analysis on an "as requested" basis. Pursuant to the terms of the Consulting Agreement, the Company pays Hallwood $125,000 per year. The Consulting Agreement will be terminated upon the closing of this offering.

     In connection with this offering, the Company entered into an agreement with the Selling Stockholders providing for the registration of the Common Stock owned by the Selling Stockholders. Such agreement obligates the Selling Stockholders to pay, or hold the Company harmless from, all expenses of the offering other than legal and accounting fees incurred by the Company and the Company's out-of-pocket expenses.

     Hallwood has advised the Company that it has determined to sell the Shares offered hereby at this time to repay debt, utilize expiring federal income tax net operating loss carryforwards and focus on core investments actively managed by Hallwood.

                          DESCRIPTION OF CAPITAL STOCK

     The description set forth below does not purport to be complete and is qualified in its entirety by reference to the Restated Articles of Incorporation (the "Articles of Incorporation") and the Restated Bylaws (the "Bylaws") of the Company.

GENERAL

     The authorized capital stock of the Company consists of 50,000,000 shares of Common Stock, 49,570 shares of Class A Preferred Stock, par value $60.00 per share (the "Class A Preferred Stock"), and 500,000 shares of Class B Preferred Stock, par value $100.00 per share (the "Class B Preferred Stock"). As of December 27, 1996, there were 18,409,899 shares of Common Stock outstanding, 49,570 shares of Class A Preferred Stock outstanding, no shares of Class B Preferred Stock outstanding and 1,821,026 shares of Common Stock reserved and available for issuance under the 1988 Non-Statutory Stock Option Plan, Non-Employee Directors Stock Option Plan and Stock Grant Plan.

COMMON STOCK

     The rights of the holders of the Common Stock discussed below are subject to such rights as the Board of Directors may hereafter confer on the holders of preferred stock; accordingly, rights conferred on holders of preferred stock issued under the Articles of Incorporation may adversely affect the rights of holders of the Common Stock.

     Subject to the right of holders of preferred stock, the holders of outstanding shares of Common Stock are entitled to receive dividends out of assets legally available therefor, at such times and in such amounts as the Board of Directors may from time to time determine. See "Price Range of Common Stock and Dividend Policy." The shares of Common Stock are neither redeemable nor convertible and the holders thereof have no preemptive or subscription rights to purchase any securities of the Company. Upon liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive, pro rata, the assets of the Company that are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of preferred stock then outstanding. Each outstanding share of Common Stock is entitled to one vote on all matters submitted to a vote of stockholders. The Articles of Incorporation provide that prior to December 31, 2002, no transfer of shares of Common Stock to any person holding greater than 4.75% of the outstanding Common Stock or who, after any transfer, would own in excess of 4.75% of the outstanding Common Stock is permitted without the written consent of the Board of Directors.

PREFERRED STOCK

     Dividends. Holders of Class A Preferred Stock are currently entitled to receive when, as and if declared by the Board of Directors of the Company, cash dividends equal to $1.20 per share per quarter. At December 27, 1996, dividends of $1.20 per share, aggregating $59,484, have been declared but not yet paid. Unpaid dividends on the Class A Preferred Stock cumulate and must be paid before any distribution (other than in Common Stock or Class B Preferred Stock) is made to holders of Common Stock or Class B Preferred Stock.

     Liquidation. In the event of the liquidation, dissolution or winding up of the Company, the holders of the Class A Preferred Stock are entitled to be paid $60.00 per share plus all cumulated unpaid dividends thereon before any distribution or payment is made to the holders of Common Stock or Class B Preferred Stock.

     Redemption of Class A Preferred Stock. The Company may, at any time or from time to time, voluntarily redeem all or a part of the outstanding Class A Preferred Stock at a redemption price of $60.00 per share plus the amount of all cumulated unpaid dividends thereon. Because more than 90% of the shares of Class A Preferred Stock has previously been reacquired by the Company, the Company believes that it has satisfied all mandatory redemption requirements until the year 2005. The Company must redeem, or repurchase in the open market, all outstanding shares of the Class A Preferred Stock no later than December 31, 2005. There is no restriction on the repurchase or redemption of shares by the Company while there is an arrearage in payment of dividends.

     Voting. Except as described below or as required by law, the holders of shares of the Class A Preferred Stock and Common Stock each have one vote for each share so held and vote together and not as separate classes on matters submitted to a vote of the stockholders of the Company. With respect only to the election of directors, under applicable Kansas law, a holder of Common Stock or Class A Preferred Stock is entitled to cumulate his votes for any candidate and to spread his votes, so cumulated, among as many candidates per election and in such manner as he may see fit.

     The vote of the holders of two-thirds of the outstanding shares of the Class A Preferred Stock is required: (a) to amend the liquidation and dividend preferences of the Class A Preferred Stock or otherwise to amend the Articles of Incorporation in a manner that would materially adversely affect the holders of the Class A Preferred Stock; (b) to increase the authorized number of shares of the Class A Preferred Stock; (c) to create any new class of stock having any preferences over or being on a par with the Class A Preferred Stock as to dividends, redemption or liquidation; (d) to create classes of preferred stock junior to the Class A Preferred Stock unless certain dividend, redemption and conversion price restrictions are met; (e) to merge or consolidate with any other corporation; or (f) to sell, convey or otherwise dispose of all or substantially all of the property or business of the Company.

     Miscellaneous. The following provisions of the Articles of Incorporation and Bylaws may have the effect of delaying or inhibiting any attempts to take control of the Company: (i) the classification of directors of the Company and provisions in the Articles of Incorporation and Bylaws that protect the classification provisions from amendment, (ii) the authorized Class B Preferred Stock with respect to which the Board of Directors retains the power to issue and to determine voting rights, (iii) the restriction contained in the Articles of Incorporation on the transfer of shares of Common Stock to any person holding greater than 4.75% of the outstanding Common Stock or who, after any transfer, would own in excess of 4.75% of the outstanding Common Stock, and (iv) the requirement of a favorable class vote of the holders of two-thirds of the outstanding shares of Class A Preferred Stock to approve any merger, consolidation or sale, conveyance or other disposition of all or substantially all of the Company's property or business.

     Upon the occurrence and during the continuance of any event of default (as defined in the Articles of Incorporation), the number of directors constituting the board of directors of the Company shall, at a meeting of stockholders requested by the holders of 5% or more of the Class A Preferred Stock, be reduced or increased, as the circumstances shall require, to five, and the holders of the Class A Preferred Stock, voting together as a class, shall be entitled to elect three of such directors, and the holders of the Common Stock and Class B Preferred Stock, voting together as a class, shall be entitled to elect the remaining two.

     Shares of the Class A Preferred Stock are not convertible into shares of Common Stock. All of the outstanding shares of Common Stock and the Class A Preferred Stock have been validly issued and are fully paid, and nonassessable. The holders of the Class A Preferred Stock, Common Stock and Class B Preferred Stock have no preemptive rights. The Articles of Incorporation further provide that the Company shall not authorize or issue any class or series of nonvoting equity securities.

INDEMNIFICATION FOR CERTAIN LIABILITIES

     The Bylaws of the Company provide for each director and officer of the Company to be indemnified by the Company, as of right, to the full extent permitted or authorized by the laws of the State of Kansas against any liability, judgment, fine, amount paid in settlement, cost and expense asserted or threatened against and incurred by such person in his capacity as or arising out of his status as a director or officer.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Securities Act") may be permitted to directors, officers or persons controlling the Company, pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission (the "Commis-sion") such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

CERTAIN EFFECTS OF AUTHORIZED AND UNISSUED STOCK

     The unissued and unreserved shares of capital stock may be issued for a variety of proper corporate purposes, including future private or public offerings to raise additional capital or facilitate acquisitions. The Company's Board of Directors currently does not have any plans to issue additional shares of Common Stock or Preferred Stock (other than in connection with the 1988 Non-Statutory Stock Option Plan, Non-Employee Directors Stock Option Plan and the Stock Grant Plan).

     One of the effects of the existence of such unissued and unreserved shares may be to enable the Company's Board of Directors to discourage an attempt to change control of the Company and thereby to protect the continuity of the Company's management. The issuance of shares of Class A Preferred Stock, whether or not related to any attempt to effect change in control, may adversely affect the rights of the holders of shares of Common Stock.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is Boston Equiserve Limited Partnership.

      CERTAIN UNITED STATES TAX CONSEQUENCES TO NON-UNITED STATES HOLDERS

     A general discussion of certain United States federal income and estate tax consequences of the ownership and disposition of Common Stock applicable to Non-U.S. Holders (as defined) of Common Stock is set forth below. In general, a "Non-U.S. Holder" is a person other than: (i) a citizen or resident (as defined for United Stated federal income or estate tax purposes of the United States;
(ii) a corporation or partnership created or organized in the United States or under the laws of the United States or of any state thereof; or (iii) an estate or trust the income of which is subject to United States federal income taxation regardless of its source. The discussion is based on current law and is provided for general information only. The discussion does not address all aspects of United States federal income and estate taxation. The discussion does not consider any specific facts or circumstances that may apply to a particular Non-U.S. Holder and does not address all aspects of United States federal income or estate tax law that may be relevant to Non-U.S. Holders that may be subject to special treatment under such law (for example, insurance companies, tax-exempt organizations, financial institutions or broker-dealers). ACCORDINGLY, PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL, STATE, LOCAL AND NON-U.S. CURRENT AND POSSIBLE FUTURE INCOME AND OTHER TAX CONSEQUENCES OF HOLDING AND DISPOSING OF COMMON STOCK.

DIVIDENDS

     In general, the gross amount of dividends paid to a Non-U.S. Holder will be subject to United States withholding tax at a 30% rate (or any lower rate prescribed by an applicable tax treaty) unless the dividends are effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States. In determining the applicability of a tax treaty that provides for a lower rate of withholding, dividends paid to an address in a foreign country are presumed under current regulations of the Treasury Department to be paid to a resident of that country unless the payor has knowledge to the contrary. Under proposed Treasury regulations, however, a Non-U.S. Holder would be required to file certain forms in order to claim the benefit of an applicable treaty rate. Withholding will not apply to dividends effectively connected with a trade or business carried on in the United States by a Non-U.S. Holder who properly files Internal Revenue Service Form 4224 with the payor of the dividends. Such dividends will generally be subject to United States federal income tax at ordinary federal income tax rates. However, effectively connected dividends may be taxed at ordinary federal income tax rates under an applicable tax treaty only if such dividends are attributable to a permanent establishment of the Non-U.S. holder in the United States. In the case of a Non-U.S. Holder which is a corporation, effectively connected income may be subject to the branch profits tax (which is generally imposed on a foreign corporation at a rate of 30% of the "effectively connected earnings and profits") except to the extent that an applicable tax treaty provides otherwise. A Non-U.S. Holder eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service. If a Non-U.S. Holder is a partnership, a withholding rate in excess of 30% may apply. Although no withholding would apply to effectively connected dividends paid to a foreign partnership engaged in a United States trade or business, the foreign partnership generally will be required to withhold tax on any effectively connected dividend includible in the distributive share of partnership income of a partner who is a Non-U.S. Holder, whether or not distributed, at the highest applicable rate of United States taxation. Different withholding requirements may apply to partnerships, the interests of which are publicly traded, and those partnerships are advised to consult their tax advisors. The proposed Treasury regulations, if adopted in their present form, would require withholding at the rate of 31% on dividends unless the foreign partnership furnished an "intermediary withholding certificate" containing the appropriate withholding certificate for each partner, or the foreign partnership furnished other appropriate forms claiming exemption from or reduction in 31% withholding. Non-U.S. Holders that are foreign partnerships are advised to consult their tax advisors regarding the special withholding rules in the proposed Treasury regulations.

SALE OF COMMON STOCK

     Generally, a Non-U.S. Holder will not be subject to United States federal income tax on any gain realized upon the disposition of his Common Stock unless:
(i) the Company has been, is, or becomes a "U.S. real property holding corporation" for federal income tax purposes and certain other requirements are met; (ii) the gain is effectively connected with a trade or business carried on by the Non-U.S. Holder (or by a partnership, trust or estate in which the Non-U.S. Holder is a partner or beneficiary) within the United States; or (iii) the Common Stock is disposed of by an individual Non-U.S. Holder, who holds the Common Stock as a capital asset and is present in the United States for a period or periods aggregating 183 days or more in the taxable year of the disposition, and the gains are considered derived from sources within the United States. The Company believes that it has not been, is not currently and, based upon its current business plans, is not likely to become a U.S. real property holding corporation. A Non-U.S. Holder also may be subject to tax pursuant to the provisions of United States tax law applicable to certain United States expatriates. Non-U.S. Holders should consult applicable treaties, which may exempt from United States taxation gains realized upon the disposition of Common Stock in certain cases.

ESTATE TAX

     Common Stock owned or treated as owned (other than through a foreign corporation) by an individual Non-U.S. Holder at the time of death (or previously transferred subject to certain retained rights or powers) will be includible in the individual's gross estate for United States federal estate tax purposes, unless an applicable treaty provides otherwise, and may be subject to United States federal estate tax.

BACKUP WITHHOLDING AND INFORMATION REPORTING

     The Company may be required to report annually to the Internal Revenue Service and to Non-U.S. Holders the amount of dividends paid to, and the tax withheld with respect to, each Non-U.S. Holder. These information reporting requirements apply regardless of whether withholding was reduced by an applicable tax treaty. Copies of these information returns also may be made available under the provisions of a specific treaty or agreement to the tax authorities in the country in which the Non-U.S. Holder resides or is established. United States backup withholding tax (which generally is a withholding tax imposed at the rate of 31% on certain payments to persons that fail to furnish the information required under the United States information reporting and backup withholding rules) generally will not apply to dividends paid on Common Stock to a Non-U.S. Holder at an address outside the United States, absent actual knowledge by the payor that the payee is not a Non-U.S. Holder. Backup withholding and information reporting generally will apply to dividends paid on Common Stock to a Non-U.S. Holder at an address inside the United States unless such Non-U.S. Holder is an "exempt recipient" and provides information required under such information reporting and backup withholding rules.

     The payment of the proceeds from the disposition of Common Stock to or through the United States office of a broker will be subject to information reporting and backup withholding unless the owner, under penalties of perjury, certifies, among other things, its status as a Non-U.S. Holder or otherwise establishes an exemption. The payment of the proceeds from the disposition of Common Stock to or through a foreign office of a non-United States broker will not be subject to backup withholding and generally will not be subject to information reporting. Unless the broker has documentary evidence in its files that the owner is a Non-U.S. Holder and certain other conditions are met, or the owner otherwise establishes an exemption, information reporting generally will apply to dispositions through (a) a non-United States office of a United States broker and (b) a non-United States office of a non-United States broker that is either a "controlled foreign corporation" for United States federal income tax purposes or a person 50% or more of whose gross income from all sources for a three year testing period was effectively connected with a United States trade or business.

     The backup withholding and information reporting rules are currently under review by the Treasury Department and their application to the Common Stock is subject to change.

     Any amount withheld under the backup withholding rules from a payment to a Non-U.S. Holder may be allowed as a credit against such Non-U.S. Holder's United States federal income tax and any amounts withheld in excess of such Non-U.S. Holder's United States federal income tax liability may be refunded, provided that required information is furnished to the Internal Revenue Service.

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in an Underwriting Agreement dated March 20, 1997 (the "Underwriting Agreement"), the underwriters named below (the "Underwriters"), for whom Credit Suisse First Boston Corporation and Principal Financial Securities, Inc. are acting as representatives (the "Representatives"), have severally but not jointly agreed to purchase from the Selling Stockholders the following respective numbers of
Shares:

                                                              NUMBER OF
                        UNDERWRITERS                           SHARES
                        ------------                          ---------
Credit Suisse First Boston Corporation......................  1,652,000
Principal Financial Securities, Inc. .......................    708,000
Alex. Brown & Sons Incorporated.............................     80,000
Donaldson, Lufkin & Jenrette Securities Corporation.........     80,000
Equitable Securities Corporation............................     80,000
Everen Securities, Inc......................................     40,000
Fahnestock & Co. Inc........................................     40,000
Hanifen, Imhoff Inc.........................................     40,000
Invemed Associates, Inc.....................................     80,000
Johnson Rice & Company L.L.C................................     40,000
Montgomery Securities.......................................     80,000
Morgan Keegan & Company, Inc................................     40,000
Robertson, Stephens & Company LLC...........................     80,000
Sanders Morris Mundy........................................     40,000
Schroder Wertheim & Co. Incorporated........................     80,000
Wheat, First Securities, Inc................................     40,000
                                                              ---------
          Total.............................................  3,200,000
                                                              =========

     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will be obligated to purchase all of the Shares offered hereby (other than those Shares covered by the over-allotment option described below) if any are purchased. The Underwriting Agreement provides that, in the event of a default by an Underwriter in certain circumstances, the purchase commitments of non-defaulting Underwriters may be increased or the Underwriting Agreement may be terminated.

     The Selling Stockholders have granted to the Underwriters an option expiring at the close of business on the 30th day after the date of this Prospectus, to purchase up to 454,746 additional shares of Common Stock (the "Option Shares") at the initial public offering price, less the underwriting discounts and commissions, all as set forth on the cover page of this Prospectus. Such option may be exercised only to cover over-allotments, if any, in the sale of the Shares. To the extent that this option to purchase is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of Option Shares as the number of Shares set forth next to such Underwriter's name in the preceding table bears to the sum of the total number of Shares in such table it was obligated to purchase pursuant to the Underwriting Agreement.

     The Selling Stockholders have been advised by the Representatives that the Underwriters propose to offer the Shares to the public initially at the public offering price set forth on the cover page of this Prospectus and, through the Representatives, to certain dealers at such price less a concession of $.50 per Share, and the Underwriters and such dealers may allow a discount of $.10 per Share on sales to other dealers. After the initial public offering, the public offering price and concession and discount to dealers may be changed by the Representatives.

     The Company, certain of its executive officers and directors and the Selling Stockholders have agreed that none of them will, directly or indirectly, offer, sell, announce its intention to sell, contract to sell, pledge, hypothecate, grant any option to purchase or otherwise dispose of, or file with the Commission a registration statement under the Securities Act relating to, any shares of Common Stock or securities convertible or exchangeable into or exercisable for any shares of Common Stock without the prior written consent of Credit Suisse First Boston Corporation, for a period of 90 days after the date of this Prospectus, subject to certain limited exceptions.

     The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act, or contribute to payments which the Underwriters, may be required to make in respect thereof.

     The Selling Stockholders have agreed to pay certain expenses of the offering. See "Selling Stockholders."

     Credit Suisse First Boston Corporation has provided certain financial advisory and investment banking services to the Company and Hallwood in the past for which it has received usual and customary fees.

     Principal Financial Securities, Inc. has provided certain financial advisory and investment banking services to Hallwood in the past for which it has received usual and customary fees.

     The Representatives, on behalf of the Underwriters, may engage in over-allotment, stabilizing transactions, syndicate covering transactions, penalty bids and "passive" market making in accordance with Regulation M under the Exchange Act. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the Shares in the open market after the distribution has been completed in order to cover syndicate short positions. In "passive" market making, market makers in the Shares who are underwriters or prospective underwriters may, subject to certain limitations, make bids for purchases of the Shares until the time, if any, at which a stabilizing bid is made. Penalty bids permit the Representatives to reclaim a selling concession from a syndicate member when the Shares originally sold by such syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Such stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the Shares to be higher than it would otherwise be in the absence of such transactions. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

     The distribution of the Shares in Canada is being made only on a private placement basis exempt from the requirement that the Company prepare and file a prospectus with the securities regulatory authorities in each province where trades of Shares are effected. Accordingly, any resale of the Shares in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the Shares.

REPRESENTATIONS OF PURCHASERS

     Each purchaser of Shares in Canada who receives a purchase confirmation will be deemed to represent to the Company, the Selling Stockholders and the dealer from whom such purchase confirmation is received that (i) such purchaser is entitled under applicable provincial securities laws to purchase such Shares without the benefit of a prospectus qualified under such securities laws, (ii) where required by law, that such purchaser is purchasing as principal and not as agent, and (iii) such purchaser has reviewed the text above under "Resale Restrictions".

RIGHTS OF ACTION AND ENFORCEMENT

     The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by section 32 of the Regulation under the Securities Act (Ontario). As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

     All of the issuer's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Ontario purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.

NOTICE TO BRITISH COLUMBIA RESIDENTS

     A purchaser of Shares to whom the Securities Act (British Columbia) applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any Shares acquired by such purchaser pursuant to this offering. Such report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from the Company. Only one such report must be filed in respect of Shares acquired on the same date and under the same prospectus exemption.

                                 LEGAL MATTERS

     Certain legal matters with respect to the validity of the Shares will be passed upon for the Company by Winstead Sechrest & Minick P.C., Dallas, Texas. The Underwriters have been represented by Fulbright & Jaworski L.L.P., Dallas, Texas.

                                    EXPERTS

     The Consolidated Financial Statements of the Company as of December 29, 1995 and December 27, 1996 and for each of the three years in the period ended December 27, 1996, included in this Prospectus and incorporated by reference herein, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report (which expresses an unqualified opinion and includes an explanatory paragraph relating to a change in the method of accounting for preopening expenses in 1994) which is included and incorporated by reference herein, and has been included and incorporated herein in reliance upon the report of such firm as given upon its authority as experts in accounting and auditing.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents, filed by the Company with the Commission under the Exchange Act, are incorporated in this Prospectus by reference:

          (a) The Company's Annual Report on Form 10-K, as amended, for the fiscal year ended December 27, 1996;

          (b) The Company's Current Report on Form 8-K filed with the Commission on March 11, 1997, as amended; and

          (c) The description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A filed with the Commission on November 19, 1993.

     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the shares offered hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. The Company will provide without charge to each person to whom this Prospectus is delivered, on the written or oral request of any such person, a copy of any or all of the documents incorporated herein by reference (other than exhibits to such documents which are not specifically incorporated by reference in such documents). Written request for such copies should be directed to Mr. Larry Page, Executive Vice President and Chief Financial Officer, ShowBiz Pizza Time, Inc., 4441 West Airport Freeway, Irving, Texas 75062, telephone number (972) 258-8507.

                             ADDITIONAL INFORMATION

     The Company has filed with the Commission a Registration Statement on Form S-3 (together with all amendments, exhibits, schedules and supplements thereto, the "Registration Statement") under the Securities Act with respect to the Shares. This Prospectus, which forms a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement. For further information with respect to the Company and the Shares, reference is made to the Registration Statement. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete and, where such contract or other document is an exhibit to the Registration Statement, each such statement is qualified in all respects by the provisions in such exhibit, to which reference is hereby made. Copies of the Registration Statement may be examined without charge at the Public Reference Section of the Commission, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and the Commission's Regional Offices located at Seven World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of all or any portion of the Registration Statement can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of certain fees prescribed by the Commission, or from the Commission's Web site (http://www.sec.gov), which contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934 and, in accordance therewith, files periodic reports, proxy statements and other information with the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of the reports, proxy statements and information so filed can be obtained from the Public Reference Section of the Commission, upon payment of certain fees prescribed by the Commission or from the Commission's Web site. The Company's Common Stock is traded on the Nasdaq National Market. The foregoing material is available for inspection at the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Independent Auditors' Report................................  F-2
Consolidated Balance Sheets at December 29, 1995 and
  December 27, 1996.........................................  F-3
Consolidated Statements of Earnings for the years ended
  December 30, 1994, December 29, 1995 and December 27,
  1996......................................................  F-4
Consolidated Statements of Shareholders' Equity for the
  years ended December 30, 1994, December 29, 1995 and
  December 27, 1996.........................................  F-5
Consolidated Statements of Cash Flows for the years ended
  December 30, 1994, December 29, 1995 and December 27,
  1996......................................................  F-6
Notes to Consolidated Financial Statements for the years
  ended December 30, 1994, December 29, 1995 and December
  27, 1996..................................................  F-7

                          INDEPENDENT AUDITORS' REPORT

Board of Directors and Shareholders
ShowBiz Pizza Time, Inc.
Irving, Texas

     We have audited the accompanying consolidated balance sheets of ShowBiz Pizza Time, Inc. and subsidiary as of December 27, 1996 and December 29, 1995 and the related consolidated statements of earnings, shareholders' equity, and cash flows for each of the three years in the period ended December 27, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of ShowBiz Pizza Time, Inc. and subsidiary as of December 27, 1996 and December 29, 1995 and the results of their operations and their cash flows for each of the three years in the period ended December 27, 1996, in conformity with generally accepted accounting principles.

     As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for preopening costs in 1994.

DELOITTE & TOUCHE LLP

Dallas, Texas
February 21, 1997

                            SHOWBIZ PIZZA TIME, INC.

                          CONSOLIDATED BALANCE SHEETS
                    DECEMBER 29, 1995 AND DECEMBER 27, 1996
                         (THOUSANDS, EXCEPT SHARE DATA)

                                     ASSETS

                                                               DECEMBER 29,    DECEMBER 27,
                                                                   1995            1996
                                                               ------------    ------------
Current assets:
  Cash and cash equivalents.................................     $  5,589        $  3,402
  Accounts receivable, including receivables from related
     parties of $415 and $675, respectively.................        3,327           3,543
  Current portion of notes receivable, including receivables
     from related parties of $327 and $221, respectively....          608             457
  Inventories...............................................        3,589           3,368
  Prepaid expenses..........................................        2,781           3,185
  Current portion of deferred tax asset.....................        4,147          13,633
                                                                 --------        --------
          Total current assets..............................       20,041          27,588
                                                                 --------        --------
Investments in related parties..............................          761           1,315
                                                                 --------        --------
Property and equipment......................................      137,181         163,998
                                                                 --------        --------
Deferred tax asset..........................................       28,582          12,296
                                                                 --------        --------
Other assets:
  Notes receivable, less current portion, including
     receivables from related parties of $1,983 and $2,323,
     respectively...........................................        7,072           7,257
  Other.....................................................        5,373           4,126
                                                                 --------        --------
                                                                   12,445          11,383
                                                                 --------        --------
                                                                 $199,010        $216,580
                                                                 ========        ========

                           LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Current portion of long-term debt.........................     $     95        $  1,785
  Accounts payable and accrued liabilities..................       29,836          31,738
                                                                 --------        --------
     Total current liabilities..............................       29,931          33,523
                                                                 --------        --------
Long-term debt, less current portion........................       35,753          34,668
                                                                 --------        --------
Deferred credits............................................        3,443           3,795
                                                                 --------        --------
Other liabilities...........................................        1,391           1,010
                                                                 --------        --------

Commitments and contingencies

Redeemable preferred stock, $60 par value, redeemable for
  $2,974 in 2005............................................        2,005           2,108
                                                                 --------        --------
Shareholders' equity:
  Common stock, $.10 par value; authorized 50,000,000
     shares; 21,435,092 and 21,519,075 shares issued,
     respectively...........................................        2,144           2,152
  Capital in excess of par value............................      153,515         153,795
  Retained earnings.........................................        4,733          17,613
  Deferred compensation.....................................       (3,642)         (1,821)
  Less treasury shares of 3,109,176 at both dates, at
     cost...................................................      (30,263)        (30,263)
                                                                 --------        --------
                                                                  126,487         141,476
                                                                 --------        --------
                                                                 $199,010        $216,580
                                                                 ========        ========

                See notes to consolidated financial statements.

                            SHOWBIZ PIZZA TIME, INC.

                      CONSOLIDATED STATEMENTS OF EARNINGS
                         YEARS ENDED DECEMBER 30, 1994,
                    DECEMBER 29, 1995 AND DECEMBER 27, 1996
                       (THOUSANDS, EXCEPT PER SHARE DATA)

                                                                1994        1995        1996
                                                              --------    --------    --------
Food and beverage revenues..................................  $189,257    $182,376    $202,624
Games and merchandise revenues..............................    74,331      76,969      86,444
Franchise fees and royalties................................     4,078       3,464       3,675
Interest income, including related party income of $209,
  $222 and $246, respectively...............................       688         872       1,051
Joint venture income........................................       161         102         196
                                                              --------    --------    --------
                                                               268,515     263,783     293,990
                                                              --------    --------    --------
Costs and expenses:
  Cost of sales.............................................   137,729     136,700     143,381
  Selling, general and administrative expenses, including
     related party expenses of $125 in each year............    47,263      44,794      43,534
  Depreciation and amortization.............................    26,032      23,184      25,057
  Interest expense..........................................     1,861       3,118       3,476
  (Gain) loss on property transactions......................    (2,597)        136         263
  Other operating expenses..................................    55,114      55,476      56,058
                                                              --------    --------    --------
                                                               265,402     263,408     271,769
                                                              --------    --------    --------
Income before income taxes..................................     3,113         375      22,221
Income taxes:
  Current expense...........................................       869         701       2,855
  Deferred (benefit) expense................................     1,568        (389)      6,145
                                                              --------    --------    --------
                                                                 2,437         312       9,000
                                                              --------    --------    --------
Net income..................................................  $    676    $     63    $ 13,221
                                                              ========    ========    ========
Earnings per common and common equivalent share:
  Primary:
     Net income (loss)......................................  $    .02    $   (.02)   $    .70
                                                              ========    ========    ========
     Weighted average shares outstanding....................    18,191      18,098      18,477
                                                              ========    ========    ========
  Fully diluted:
     Net income (loss)......................................  $    .02    $   (.02)   $    .70
                                                              ========    ========    ========
     Weighted average shares outstanding....................    18,191      18,098      18,532
                                                              ========    ========    ========

                See notes to consolidated financial statements.

                            SHOWBIZ PIZZA TIME, INC.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                         YEARS ENDED DECEMBER 30, 1994,
                    DECEMBER 29, 1995 AND DECEMBER 27, 1996
                       (THOUSANDS, EXCEPT PER SHARE DATA)

                                                        COMMON                                                      TREASURY
                                                         STOCK           CAPITAL IN                DEFERRED          STOCK
                                                  -------------------    EXCESS OF     RETAINED    COMPEN-     ------------------
                                                  SHARES    PAR VALUE    PAR VALUE     EARNINGS     SATION     SHARES      COST
                                                  ------    ---------    ----------    --------    --------    ------    --------
Balances, December 31, 1993.....................  21,425     $2,143       $156,511     $ 4,677      $(9,934)   1,569     $(16,750)
  Net income....................................                                           676
  Redeemable preferred stock accretion..........                                          (103)
  Redeemable preferred stock dividends, $4.80
    per share...................................                                          (238)
  Stock options exercised.......................     81           8            232
  Tax expense from exercise of stock options and
    stock grants................................                              (928)
  Treasury stock acquired.......................                                                               1,540      (13,513)
  Amortization of deferred compensation.........                                                     2,734
                                                  ------     ------       --------     -------      -------    -----     --------
Balances, December 30, 1994.....................  21,506      2,151        155,815       5,012      (7,200)    3,109      (30,263)
  Net income....................................                                            63
  Redeemable preferred stock accretion..........                                          (104)
  Redeemable preferred stock dividends, $4.80
    per share...................................                                          (238)
  Stock options exercised.......................     19           2             88
  Stock grant shares forfeited..................    (90)         (9)        (1,734)                  1,737
  Tax expense from exercise of stock options and
    stock grants................................                              (654)
  Amortization of deferred compensation.........                                                     1,821
                                                  ------     ------       --------     -------      -------    -----     --------
Balances, December 29, 1995.....................  21,435      2,144        153,515       4,733      (3,642)    3,109      (30,263)
  Net income....................................                                        13,221
  Redeemable preferred stock accretion..........                                          (103)
  Redeemable preferred stock dividends, $4.80
    per share...................................                                          (238)
  Stock options exercised.......................     77           7            930
  Tax benefit from exercise of stock options and
    stock grants................................                              (655)
  Amortization of deferred compensation.........                                                     1,821
  Stock issued under 401(k) plan................      8           1             51
  Stock split costs.............................                               (30)
  Cancellation of fractional shares.............     (1)                       (16)
                                                  ------     ------       --------     -------      -------    -----     --------
Balances, December 27, 1996.....................  21,519     $2,152       $153,795     $17,613      $(1,821)   3,109     $(30,263)
                                                  ======     ======       ========     =======      =======    =====     ========

                See notes to consolidated financial statements.

                            SHOWBIZ PIZZA TIME, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                         YEARS ENDED DECEMBER 30, 1994,
                    DECEMBER 29, 1995 AND DECEMBER 27, 1996
                                  (THOUSANDS)

                                                                1994        1995        1996
                                                              --------    --------    --------
Operating activities:
  Net income................................................  $    676    $     63    $ 13,221
  Adjustments to reconcile net income to cash provided by
     operations:
     Depreciation and amortization..........................    26,032      23,184    $ 25,057
     Deferred income tax expense (benefit)..................     1,568        (389)      6,145
     (Gain) loss on property transactions...................    (2,597)        136         263
     Compensation expense under stock grant plan............     2,734       1,821       1,821
     Other..................................................       619         418         352
     Net change in receivables, inventories, prepaids,
       payables and accrued liabilities.....................     1,787       2,577       1,503
                                                              --------    --------    --------
       Cash provided by operations..........................    30,819      27,810      48,362
                                                              --------    --------    --------
Investing activities:
  Purchases of property and equipment.......................   (29,421)    (28,277)    (51,719)
  Proceeds from disposition of property and equipment.......     6,725          20
  Payments received on notes receivable.....................     2,992       2,503       3,534
  Additions to notes receivable.............................    (2,169)     (3,047)     (3,568)
  Change in investments and other assets....................      (703)     (1,747)       (115)
                                                              --------    --------    --------
     Cash used in investing activities......................   (22,576)    (30,548)    (51,868)
                                                              --------    --------    --------
Financing activities:
  Proceeds from line of credit..............................     8,535      38,895       7,600
  Payments on line of credit................................    (5,235)    (32,995)     (6,900)
  Reduction of debt and capital lease obligations...........       (47)        (59)         95
  Redeemable preferred stock dividends......................      (238)       (238)       (238)
  Acquisition of treasury stock.............................   (13,513)
  Exercise of stock options.................................       240          90         937
  Other.....................................................      (115)        253          15
                                                              --------    --------    --------
     Cash provided by (used in) financing activities........   (10,373)      5,946       1,319
                                                              --------    --------    --------
Increase (decrease) in cash and cash equivalents............    (2,130)      3,208      (2,187)
Cash and cash equivalents, beginning of year................     4,511       2,381       5,589
                                                              --------    --------    --------
Cash and cash equivalents, end of year......................  $  2,381    $  5,589    $  3,402
                                                              ========    ========    ========

                See notes to consolidated financial statements.

                            SHOWBIZ PIZZA TIME, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         YEARS ENDED DECEMBER 30, 1994,
                    DECEMBER 29, 1995 AND DECEMBER 27, 1996

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

  Operations:

     ShowBiz Pizza Time, Inc. (the "Company") operates and franchises family restaurant entertainment centers as Chuck E. Cheese's restaurants, and through BHC Acquisition Corporation ("BAC"), its wholly owned subsidiary, also operated Monterey's Tex-Mex Cafe restaurants. The Monterey's Tex-Mex Cafe restaurants were sold effective May 5, 1994.

  Fiscal year:

     The Company's fiscal year is 52 or 53 weeks and ends on the Friday nearest December 31. References to 1994, 1995 and 1996 are for the fiscal years ended December 30, 1994, December 29, 1995 and December 27, 1996, respectively. Fiscal years 1994, 1995 and 1996 were each 52 weeks in length.

  Basis of consolidation:

     The consolidated financial statements include the accounts of the Company and BAC. All significant intercompany accounts and transactions have been eliminated.

  Cash and cash equivalents:

     Cash and cash equivalents of the Company are composed of demand deposits with banks and short-term cash investments with remaining maturities of three months or less from the date of purchase by the Company.

  Inventories:

     Inventories of food, paper products and supplies are stated at the lower of cost or market on a first-in, first-out basis.

  Property and equipment, depreciation and amortization:

     Property and equipment are stated at cost. Depreciation and amortization are provided by charges to operations over the estimated useful lives of the assets, or the lease term if less, by the straight-line method. During the first quarter of 1995, the Company changed its estimate of the useful lives of certain fixed assets. As a result of this change, income before income taxes increased approximately $2.3 million, net income increased approximately $1.4 million and earnings per share increased approximately $.12 in 1995.

  Deferred charges and related amortization:

     In the fourth quarter of 1994, the Company revised its estimate of the future benefit for preopening expenses. As a result, the Company expensed all unamortized preopening expenses of approximately $900,000. The Company now expenses all preopening expenses as incurred. Previously, preopening expenses were amortized over a two year period. Other deferred charges are amortized over various periods of up to five years. All amortization is provided by the straight-line method, which approximates the interest method.

  Franchise fees and royalties:

     The Company recognizes initial franchise fees upon fulfillment of all significant obligations to the franchisee. Royalties from franchisees are accrued as earned.

                            SHOWBIZ PIZZA TIME, INC.

  Impairment of intangibles and long-lived assets:

     Impairment losses are recognized if the future cash flows expected to be generated by intangibles and long-lived assets are less than the carrying value of the assets. The impairment loss is equal to the amount by which the carrying value of the assets exceeds the fair value of the assets.

  Use of estimates and assumptions:

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Accounting for stock-based compensation:

     The Company has elected to not apply the accounting provisions of the Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation" issued by the Financial Accounting Standards Board ("SFAS 123") . In 1996, the Company implemented the disclosure provisions of SFAS 123 (Note
19).

  Earnings per share:

     The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards No. 128 "Earnings Per Share" effective for years ending after December 15, 1997. The Company does not believe that adoption will have a material impact on historical earnings per share.

2. SIGNIFICANT TRANSACTIONS:

     In September 1996, the Company purchased from its largest franchisee 19 restaurants plus the 49% minority interest of one restaurant previously operated as a joint venture by the Company and seller. In addition to the cash purchase price of $2.6 million, the Company reimbursed the seller for remodeling costs for three restaurants which had been recently remodeled. The Company assumed no liabilities under the asset purchase. Results of operations for the assets purchased are included in the Company's results from the date of this acquisition.

     Effective May 5, 1994, the Company sold its Monterey's Tex-Mex Cafe restaurants for an aggregate purchase price consisting of approximately $6.7 million in cash, $4.7 million in subordinated promissory notes and the retention of a 12 1/2% equity interest in the acquiring company. Due to the Company's substantial equity interest, the acquiring company is a related party subsequent to the transaction. Revenues from the Company's Monterey's Tex-Mex Cafe restaurants were $6.5 million in 1994. Income before income taxes was $6.3 million in 1994 including a gain of $5.5 million from the sale.

     The Company provided for a loss of approximately $2.3 million in 1994 as a result of the Company's decision to close one Chuck E. Cheese's restaurant and the impairment in fair value of the fixed assets of 10 Chuck E. Cheese's restaurants. The impairment in fair value of the 10 restaurants was due to the Company's decision not to renew the leases as a result of the deterioration of site characteristics or the inability to renew the leases at acceptable rental terms.

                            SHOWBIZ PIZZA TIME, INC.

3. ACCOUNTS RECEIVABLE:

                                                               1995      1996
                                                              ------    ------
                                                                (THOUSANDS)
Trade.......................................................  $  516    $  538
Other.......................................................   2,886     3,025
                                                              ------    ------
                                                               3,402     3,563
Less allowance for doubtful collection......................     (75)      (20)
                                                              ------    ------
                                                              $3,327    $3,543
                                                              ======    ======

4. NOTES RECEIVABLE:

     The Company's notes receivable at December 29, 1995 and December 27, 1996 arose principally as a result of the sale of restaurants, lines of credit established with the International Association of ShowBiz Pizza Time Restaurants, Inc., a related party (Note 18), and advances to franchisees, joint ventures and managed properties. All obligors under the notes receivable are principally engaged in the restaurant industry. The notes have various terms, but most are payable in monthly installments of principal and interest through 2001, with interest rates ranging from 7.5% to 12.0%. The notes are generally collateralized by the related property and equipment. Balances of notes receivable are net of an allowance for doubtful collection of $354,000 and $174,000 at December 29, 1995 and December 27, 1996, respectively.

5. PROPERTY AND EQUIPMENT:

                                                     ESTIMATED
                                                       LIVES         1995        1996
                                                     ----------    --------    ---------
                                                     (IN YEARS)         (THOUSANDS)
Land and improvements..............................      0-20      $  4,630    $   5,208
Leasehold improvements.............................      4-20       118,041      135,201
Buildings and improvements.........................      4-25         8,789        9,161
Furniture, fixtures and equipment..................      2-15        97,703      120,688
Property leased under capital leases (Note 7)......     10-15         1,328        1,328
                                                                   --------    ---------
                                                                    230,491      271,586
Less accumulated depreciation and amortization.....                 (94,781)    (108,345)
                                                                   --------    ---------
                                                                    135,710      163,241
Construction in progress...........................                   1,471          757
                                                                   --------    ---------
                                                                   $137,181    $ 163,998
                                                                   ========    =========

6. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES:

                                                               1995       1996
                                                              -------    -------
                                                                 (THOUSANDS)
Accounts payable............................................  $12,851    $13,240
Salaries and wages..........................................    4,215      4,292
Insurance...................................................    8,805      8,714
Taxes, other than income....................................    2,561      3,037
Other.......................................................    1,404      2,455
                                                              -------    -------
                                                              $29,836    $31,738
                                                              =======    =======

                            SHOWBIZ PIZZA TIME, INC.

7. LEASES:

     The Company leases certain restaurants and related property and equipment under operating and capital leases. All leases require the Company to pay property taxes, insurance and maintenance of the leased assets. The leases generally have initial terms of 7 to 30 years with various renewal options.

     Following is a summary of property leased under capital leases:

                                                               1995      1996
                                                              ------    ------
                                                                (THOUSANDS)
Buildings and improvements..................................  $1,328    $1,328
Less accumulated depreciation...............................    (877)     (982)
                                                              ------    ------
                                                              $  451    $  346
                                                              ======    ======

     Scheduled annual maturities of the obligations for capital and operating leases as of December 27, 1996, are as follows:

YEARS                                                               CAPITAL    OPERATING
-----                                                               -------    ---------
                                                                        (THOUSANDS)
1997..............................................................  $  292     $ 28,270
1998..............................................................      256      26,419
1999..............................................................      184      24,731
2000..............................................................      187      23,073
2001..............................................................      214      20,348
2002-2009 (aggregate payments)....................................      838      27,076
                                                                    ------     --------
Minimum future lease payments.....................................    1,971    $149,917
                                                                               ========
Less amounts representing interest................................     (918)
                                                                    ------
Present value of future minimum lease payments....................    1,053
Less current portion..............................................     (117)
                                                                    ------
                                                                    $  936
                                                                    ======

     Certain of the Company's real estate leases, both capital and operating, require payment of contingent rent in the event defined revenues exceed specified levels.

     The Company's rent expense is comprised of the following:

                                                         1994       1995       1996
                                                        -------    -------    -------
Minimum...............................................  $28,003    $28,730    $30,484
Contingent............................................      216        146        195
                                                        -------    -------    -------
                                                        $28,219    $28,876    $30,679
                                                        =======    =======    =======

                            SHOWBIZ PIZZA TIME, INC.

8. LONG-TERM DEBT:

                                                               1995       1996
                                                              -------    -------
                                                                 (THOUSANDS)
Term loans, 10.02%, due June 2001...........................  $18,000    $18,000
Term loans, LIBOR plus 3.5%, due June 2000..................   10,000     10,000
Term loans, LIBOR plus 3.5%, due October 1997...............    5,000
Revolving bank loan, prime plus 0% to .5% or LIBOR plus 2%
  to 3%, due June 1998......................................    1,700      7,400
Obligations under capital leases (Note 7)...................    1,148      1,053
                                                              -------    -------
                                                               35,848     36,453
Less current portion........................................      (95)    (1,785)
                                                              -------    -------
                                                              $35,753    $34,668
                                                              =======    =======

     In August 1996, the Company's line of credit agreement was amended to provide the Company with available borrowings of up to $15 million expiring in June 1998. In September 1996, the Company prepaid $5 million in term notes. The Company's credit facility totals $43 million, which consists of $28 million in term notes and the $15 million line of credit. Interest under the line of credit is dependent on earnings and debt levels of the Company. Currently, any borrowings under this line of credit would be at prime (8.25% at December 27, 1996) plus 0% or, at LIBOR (5.5% at December 27, 1996) plus 2%. At December 27, 1996, $7.4 million was outstanding under the line of credit. A 3/8% commitment fee is payable on any unused credit line. The Company is required to comply with certain financial ratio tests during the terms of the loan agreements.

     As of December 27, 1996, scheduled annual maturities of all long-term debt (exclusive of obligations under capital leases) are as follows (thousands):

                           YEARS                              AMOUNT
                           -----                              -------
1997........................................................  $ 1,668
1998........................................................   10,732
1999........................................................    9,333
2000........................................................    7,667
2001........................................................    6,000
                                                              -------
                                                              $35,400
                                                              =======

9. COMMITMENTS AND CONTINGENCIES:

     The Company has guaranteed certain obligations related to restaurant building and equipment leases. The underlying assets are collateral for the leases and the makers or assignees of all of the obligations are required to perform thereunder before the Company is required to fulfill its guarantee. In the event of default by the maker or assignee, the Company, in almost all cases, may make payment under the guarantees in accordance with the original payment schedule and has the right to locate potential buyers or subtenants for the assets. As of December 27, 1996, such guarantees aggregated approximately $142,000.

10. LITIGATION:

     From time to time the Company is involved in litigation, most of which is incidental to its business. In the Company's opinion, no litigation to which the Company currently is a party is likely to have a material adverse effect on the Company's results of operations, financial condition or cash flows.

                            SHOWBIZ PIZZA TIME, INC.

11. REDEEMABLE PREFERRED STOCK:

     As of December 27, 1996, the Company had 49,570 shares of its redeemable preferred stock authorized and outstanding. The stock pays dividends at $4.80 per year, subject to a minimum cash flow test. As of December 27, 1996, one quarterly dividend, totaling $59,484 or $1.20 per share, was accrued but not yet paid. The redeemable preferred stock has been recorded at the net present value and is being accreted on the straight-line basis. The Company's restated articles of incorporation provide for the redemption of such shares at $60 per share in 2005. During the continuation of any event of default by the Company, the preferred shareholders shall be able to elect a majority of the directors of the Company.

12. EARNINGS PER COMMON SHARE:

     Earnings per common and common equivalent share were computed based on the weighted average number of common and dilutive common equivalent shares outstanding during the period. Net income available per common share has been adjusted for the items indicated.

     Earnings per common and common equivalent share (adjusted for a three-for-two stock split effected May 22, 1996) were computed as follows (thousands, except per share data):

                                                         1994       1995       1996
                                                        -------    -------    -------
Net income............................................  $   676    $    63    $13,221
Accretion of redeemable preferred stock...............     (103)      (104)      (103)
Redeemable preferred stock dividends..................     (238)      (238)      (238)
                                                        -------    -------    -------
Adjusted income (loss) applicable to common shares....  $   335    $  (279)   $12,880
                                                        =======    =======    =======
Primary:
  Weighted average common shares outstanding..........   18,117     18,098     18,207
  Common equivalent shares for stock options..........       74                   270
                                                        -------    -------    -------
  Weighted average shares outstanding.................   18,191     18,098     18,477
                                                        =======    =======    =======
  Earnings (loss) per common and common equivalent
     share............................................  $   .02    $  (.02)   $   .70
                                                        =======    =======    =======
Fully Diluted:
  Weighted average common shares outstanding..........   18,117     18,098     18,207
  Common equivalent shares for stock options..........       74                   325
                                                        -------    -------    -------
  Weighted average shares outstanding.................   18,191     18,098     18,532
                                                        =======    =======    =======
  Earnings (loss) per common and common equivalent
     share............................................  $   .02    $  (.02)   $   .70
                                                        =======    =======    =======

13. FRANCHISE FEES AND ROYALTIES:

     At December 27, 1996, 70 Chuck E. Cheese's restaurants were operated by a total of 44 different franchisees. The standard franchise agreements grant to the franchisee the right to develop and operate a restaurant and use the associated trade names, trademarks and service marks within the standards and guidelines established by the Company.

     Initial franchise fees included in revenues were $315,000, $98,000 and $274,000 in 1994, 1995 and 1996, respectively.

                            SHOWBIZ PIZZA TIME, INC.

14. COST OF SALES:

                                                       1994        1995        1996
                                                     --------    --------    --------
                                                               (THOUSANDS)
Food, beverage and related supplies................  $ 46,328    $ 43,412    $ 45,681
Games and merchandise..............................    12,369      13,285      14,816
Labor..............................................    79,032      80,003      82,884
                                                     --------    --------    --------
                                                     $137,729    $136,700    $143,381
                                                     ========    ========    ========

15. INCOME TAXES:

     The significant components of income tax expense are as follows:

                                                              1994     1995     1996
                                                             ------   ------   -------
                                                                    (THOUSANDS)
Current expense............................................  $  869   $  701   $ 2,855
Deferred expense:
  Utilization of operating loss carryforwards..............   2,204    1,138     8,664
  Net tax benefits from exercise of stock options and stock
     grants................................................    (928)    (654)     (655)
  Allowance for tax credit carryforwards expiring in
    1997...................................................   1,104
  Tax credits..............................................    (237)    (127)     (475)
  Other (primarily temporary differences related to
     depreciation).........................................    (575)    (746)   (1,389)
                                                             ------   ------   -------
                                                             $2,437   $  312   $ 9,000
                                                             ======   ======   =======

     At December 27, 1996, the Company has recorded a deferred tax asset of approximately $26.0 million reflecting the $17.5 million tax effect of $47.0 million in net operating loss carryforwards, $7.7 million in tax credit carryforwards and tax effected net taxable deductions of $800,000. Realization of the deferred tax asset is dependent on generating sufficient taxable income prior to expiration of these carryforwards. Tax credit carryforwards can be utilized only after all net operating loss carryforwards have been realized. In 1994, the Company recorded a valuation allowance of $1.1 million for tax credit carryforwards which are estimated to expire in 1997. Although realization is not assured, the Company believes it is more likely than not that the deferred tax asset will be realized. The amount of the deferred tax asset considered realizable could be reduced in the near term if estimates of future taxable income are reduced.

     As of December 27, 1996, the Company has investment tax credit and jobs tax credit carryforwards totaling $5,258,000 and $548,000, respectively, and alternative minimum tax credits of $1,928,000.

     A schedule of expiring NOL's and tax credits by fiscal year are as follows:

                                                                     AMOUNTS
                                                              ---------------------
                                                                            TAX
                           YEARS                               NOL'S      CREDITS
------------------------------------------------------------  -------   -----------
                                                                   (THOUSANDS)
1997........................................................                 $1,104
1998........................................................                  4,007
1999........................................................  $14,000           395
2000........................................................   19,000           149
2001........................................................   14,000            19
2002 -- 2010................................................                    132
                                                              -------   -----------
                                                              $47,000        $5,806
                                                              =======   ===========

                            SHOWBIZ PIZZA TIME, INC.

     The Company's alternative minimum tax credits have no expiration date.

     Current tax laws and regulations relating to substantial changes in control may limit the utilization of net operating loss and tax credit carryforwards in any one year. As of December 27, 1996, no limitation of such carryforwards has occurred.

     A reconciliation of the statutory rate to taxes provided is as follows:

                                                           1994      1995     1996
                                                           -----    ------    -----
                                                                 (THOUSANDS)
Statutory rate...........................................  34.0%     34.0%    35.0%
State income taxes.......................................  14.8%    106.1%     9.0%
Allowance for tax credit carryforwards...................  35.5%
Tax credits earned.......................................  (6.9%)   (33.9%)   (2.1%)
Other....................................................    .9%    (23.0%)   (1.4%)
                                                           -----    ------    -----
Income taxes provided....................................  78.3%     83.2%    40.5%
                                                           =====    ======    =====

16. FAIR VALUE OF FINANCIAL INSTRUMENTS:

     The Company has certain financial instruments consisting primarily of cash, cash equivalents, notes receivable, notes payable and redeemable preferred stock. The carrying amount of cash and cash equivalents approximates fair value because of the short maturity of those instruments. The carrying amount of the Company's notes receivable and long-term debt approximates fair value based on the interest rates charged on instruments with similar terms and risks. The estimated fair value of the Company's redeemable preferred stock is $3.0 million.

17. SUPPLEMENTAL CASH FLOW INFORMATION:

                                                            1994      1995      1996
                                                           ------    ------    ------
                                                                  (THOUSANDS)
Cash paid during the year for:
  Interest...............................................  $1,781    $3,055    $3,429
  Income taxes...........................................   1,389       801     2,222
Supplemental schedule of noncash investing and financing
  activities:
  Notes received in connection with the disposition of
     property and equipment..............................   4,650
  Investment received in connection with the disposition
     of property and equipment...........................     438
  Notes and accounts receivable canceled in connection
     with the acquisition of property and equipment......               483

18. RELATED PARTY TRANSACTIONS:

     The Hallwood Group, Incorporated ("Hallwood") is the beneficial owner of approximately 2.6 million shares or 14.2% of the outstanding common stock of the Company. The directors of Hallwood serve as a majority of the directors of the Company. In February 1997, the Company announced a public offering of 3.2 million shares of common stock to be sold by Hallwood and certain of its affiliates. The selling stockholders have also granted underwriters an option to purchase an additional 454,746 shares of common stock to cover over allotments, if any. All of the 2.6 million shares owned by Hallwood are offered for sale in the public offering and over allotment option. It is anticipated that after the closing of the public offering, the directors of Hallwood will resign as directors of the Company. The Company will not receive any proceeds from the proposed sale of shares by the selling stockholders.

                            SHOWBIZ PIZZA TIME, INC.

     The Company made annual payments to Hallwood of $125,000 for consulting services in 1996, 1995 and 1994. The consulting agreement will be terminated upon the closing of the public offering. In consideration for rent reductions resulting from Hallwood's negotiation of the Company's home office lease agreement in December 1990, the Company assigned to Hallwood its sublease interest in the home office building with a fair value of approximately $120,000 per year.

     The Company has advanced amounts to joint ventures in which the Company has a 50% interest or less. At December 27, 1996, approximately $757,000 was outstanding under these notes. Principal and interest are payable in monthly installments, with interest at various rates from prime to 12%. The Company also has miscellaneous accounts receivable from joint ventures of approximately $669,000 and $410,000 at December 27, 1996 and December 29, 1995, respectively.

     The Company has granted three separate operating lines of credit to the International Association of ShowBiz Pizza Time Restaurants, Inc. (the "Association"). In December 1996, the lines were renewed to provide the Association with available borrowings of $2.5 million at 10.5% interest and are due December 31, 1997. The Association develops entertainment attractions and produces system wide advertising. Two officers of the Association are also officers of the Company. At December 27, 1996, approximately $1,787,000 was outstanding under these lines of credit. The Company also had miscellaneous accounts receivable from the Association of $6,000 and $5,000 at December 27, 1996 and December 29, 1995, respectively.

19. EMPLOYEE BENEFIT PLANS:

     The Company has employee benefit plans that include: a) executive bonus compensation plans based on the performance of the Company; b) non-statutory stock option plans for its employees and non-employee directors; c) a stock grant plan and d) a retirement and savings plan.

     In 1995, the Company increased the number of shares of the Company's common stock which may be issued under its employee stock option plan by 750,000 shares to an aggregate of 2,772,038 shares. All shares must be granted before December 31, 1998. The exercise price for options granted under the plan may not be less than the fair market value of the Company's common stock at date of grant. Options may not be exercised until the employee has been continuously employed at least one year after the date of grant. Options which expire or terminate may be re-granted under the plan.

     In 1995, the Company adopted a stock option plan for its non-employee directors. The number of shares of the Company's common stock that may be issued under this plan cannot exceed 150,000 shares.

     At December 27, 1996, there were 810,515 shares available for grant. Stock option transactions are summarized as follows:

                                                                 WEIGHTED AVERAGE EXERCISE
                                     NUMBER OF SHARES                 PRICE PER SHARE
                             --------------------------------   ---------------------------
                               1994        1995       1996       1994      1995      1996
                             ---------   --------   ---------   -------   -------   -------
Options outstanding,
  beginning of year........    558,993    759,953     848,942    $15.08    $10.92    $ 9.08
  Granted..................    512,250    391,860     276,734      8.10      6.08      8.39
  Exercised................    (77,570)   (19,239)    (77,495)     2.92      4.70     12.10
  Terminated...............   (233,720)  (283,632)    (37,670)    17.60     10.17     11.01
                             ---------   --------   ---------
Options outstanding, end
  of year..................    759,953    848,942   1,010,511     10.92      9.08      8.58
                             =========   ========   =========

     All stock options are granted at fair market value of the common stock at the grant date. The estimated fair value of options granted during 1996 was $3.08 per share. The fair value of each stock option grant is estimated

                            SHOWBIZ PIZZA TIME, INC.

on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 1996: risk free interest rate of 6.5%; no dividend yield; expected lives of four years; and expected volatility of 40%. Stock options expire five years from the grant date. Stock options vest over various periods ranging from one to four years. The number of stock option shares exercisable at December 27, 1996 was 430,794. These stock options have exercise prices ranging from $5.29 to $22.33 per share and have a weighted average exercise price of $10.56 per share. In January 1997, the Company granted 789,933 additional options at exercise prices of $17.25 to $17.65 per share.

     The number of shares of the Company's common stock which may be awarded to senior executives of the Company under the Stock Grant Plan is 1,718,637 shares. No grants were awarded in 1994, 1995 or 1996. In connection with an employment agreement effective January 1998, the Company granted 105,000 shares in January 1997. Compensation expense recognized by the Company pursuant to this plan was $2,734,000, $1,821,000 and $1,821,000 in 1994, 1995 and 1996, respectively. All shares vest over periods ranging from 3 years to 6 years and are subject to forfeiture upon termination of the participant's employment by the Company. The shares are nontransferable during the vesting periods.

     As a result of shares awarded to the Company's Chairman of the Board and Chief Executive Officer, the Company recognized deferred compensation of $12.0 million in 1993. In 1995, the Company's Chairman of the Board and Chief Executive Officer forfeited 90,000 shares of unvested common stock of the Company previously awarded to him under the Company's stock grant plan. As a result of this forfeiture, deferred compensation and capital in excess of par value were reduced by approximately $1.7 million. The deferred compensation is amortized over the compensated periods of service through 1997.

     The Company applies the provisions of APB Opinion 25 and related Interpretations in accounting for its employee benefit plans. Accordingly, no compensation cost has been recognized for its stock option plans. Had compensation cost for the Company's stock -based compensation plans been determined based on the fair value at the grant date for awards under those plans consistent with the method prescribed by SFAS 123, the Company's proforma net income would have been $12.8 million in 1996 and a net loss of $154,000 in 1995. Proforma earnings per share would have been $.67 per share in 1996 and a loss of $.03 per share in 1995.

     The Company has adopted the ShowBiz 401(k) Retirement and Savings Plan, to which it may at its discretion make an annual contribution out of its current or accumulated earnings. Contributions by the Company may be made in the form of its common stock or in cash. In 1996, the Company made contributions of approximately $15,000 and $37,000 in common stock for the 1994 and 1995 plan years, respectively. The Company plans to contribute $59,000 in common stock for the 1996 plan year.

                            SHOWBIZ PIZZA TIME, INC.

20. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED):

     The following summarizes the unaudited quarterly results of operations for the years ended December 27, 1996 and December 29, 1995 (thousands, except per share data).

                                                  FISCAL YEAR ENDED DECEMBER 27, 1996
                                             ----------------------------------------------
                                             MARCH 29     JUNE 28     SEPT. 27     DEC. 27
                                             ---------    --------    ---------    --------
Revenues...................................   $78,452     $69,848      $74,777     $70,913
Income before income taxes.................     8,771       3,840        5,993       3,617
Net income.................................     5,175       2,265        3,537       2,244
Per Share:
  Primary and fully diluted:
  Net income...............................   $  0.28     $  0.12      $  0.19     $  0.12

                                                  FISCAL YEAR ENDED DECEMBER 29, 1995
                                             ----------------------------------------------
                                             MARCH 31     JUNE 30     SEPT. 29     DEC. 29
                                             ---------    --------    ---------    --------
Revenues...................................   $72,751     $62,643      $66,976     $61,413
Income (loss) before income taxes..........     4,266      (1,963)         287      (2,215)
Net income (loss)..........................     2,565      (1,180)          61      (1,383)
Per Share:
  Primary and fully diluted:
  Net income (loss)........................   $   .14     $  (.07)     $   .00     $  (.08)

              [Picture of a family of four                             [Picture of a table-setting
                  dining at a typical                                of food, beverages and tokens.]
             Chuck E. Cheese's restaurant.]

         [Picture of the exterior of a typical                    [Picture of the interior of a typical
             Chuck E. Cheese's restaurant.]                           Chuck E. Cheese's restaurant.]

             ------------------------------------------------------

     NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY SELLING STOCKHOLDER OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE SUCH DATE.

                               ------------------

                               TABLE OF CONTENTS

                                         PAGE
                                         ----
Summary................................    3
Recent Developments....................    5
Risk Factors...........................    6
Use of Proceeds........................    8
Capitalization.........................    8
Price Range of Common Stock and
  Dividend Policy......................    9
Selected Historical Consolidated
  Financial and Operating Data.........   10
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...........................   11
Business...............................   16
Management.............................   24
Selling Stockholders...................   26
Description of Capital Stock...........   27
Certain United States Tax Consequences
  to Non-United States Holders.........   30
Underwriting...........................   32
Notice to Canadian Residents...........   33
Legal Matters..........................   34
Experts................................   34
Incorporation of Certain Documents by
  Reference............................   34
Additional Information.................   35
Index to Consolidated Financial
  Statements...........................  F-1

             ======================================================

                           [SHOWBIZ PIZZA TIME LOGO]

                                3,200,000 SHARES

                                  COMMON STOCK
                                ($.10 PAR VALUE)
                                   PROSPECTUS

                           CREDIT SUISSE FIRST BOSTON

                      PRINCIPAL FINANCIAL SECURITIES, INC.

             ------------------------------------------------------